Exhibit (a)(1)(i)

Offer To Purchase

All Outstanding Shares of Common Stock

of

COGENTIX MEDICAL, INC.

at

$3.85 Per Share, Net in Cash

by

CAMDEN MERGER SUB, INC.

a wholly owned subsidiary

of

LM US PARENT, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF FRIDAY APRIL 20, 2018, UNLESS THE OFFER IS EXTENDED.

Camden Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of LM US Parent, Inc., a Delaware corporation (“Parent”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Cogentix Medical, Inc., a Delaware corporation (the “Company”), at a purchase price of $3.85 per Share (the “Offer Price”) net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 11, 2018 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Purchaser and Parent, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company upon the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned subsidiary of Parent (the “Merger”). In the Merger, each Share issued and outstanding immediately prior to the date and time when the Merger will become effective (the “Effective Time”) (other than (i) Shares held by the Company, (ii) Shares irrevocably accepted by Purchaser for purchase in the Offer and (iii) Shares held by stockholders who properly exercise appraisal rights under the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive a cash amount equal to the Offer Price, without interest thereon and subject to any applicable withholding or other taxes and certain other amounts specified in the Merger Agreement. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of various conditions set forth in the Merger Agreement, including, among other conditions, the Minimum Condition (as defined in the “Summary Term Sheet”). The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15 – “Conditions of the Offer”.

The Board of Directors of the Company (the “Company Board”) has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company’s stockholders; and (ii) approved and declared advisable the Merger Agreement and transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL. The Company Board unanimously recommends that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A summary of the principal terms and conditions of the Offer appears in the “Summary Term Sheet”. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

NEITHER THE OFFER NOR THE MERGER HAS BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR THE MERGER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

The Depositary and Information Agent for the Offer is:

By Registered or Certified Mail:	By Hand or Overnight Courier:

Broadridge, Inc. Attn: BCIS Re-Organization Dept. P.O. Box 1317 Brentwood, NY 11717-0693	Broadridge, Inc. Attn: BCIS IWS 51 Mercedes Way Edgewood, NY 11717

March 26, 2018

IMPORTANT

If you wish to tender all or a portion of your Shares to Purchaser in the Offer, you should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined in the “Summary Term Sheet”) together with certificates representing the Shares tendered, or follow the procedure for book-entry transfer set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares”, or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

If you wish to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined in the “Summary Term Sheet”), or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your Shares by following the guaranteed delivery procedures described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares”.

Questions and requests for assistance should be directed to the Information Agent (as defined in the “Summary Term Sheet”) at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other material related to the Offer may be found at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase and the Letter of Transmittal. You are urged to read carefully this Offer to Purchase and the Letter of Transmittal in their entirety. This summary term sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning the Company contained in this summary term sheet and elsewhere in this Offer to Purchase has been provided to Parent and Purchaser by the Company or has been taken from, or is based upon, publicly available documents or records of the Company on file with the SEC or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought:	All of the issued and outstanding shares of common stock, par value $0.01 per share, of Cogentix Medical, Inc., a Delaware corporation (the “Company”).

Price Offered Per Share:	$3.85, net to the seller in cash, without interest thereon and subject to any required tax withholding.

Scheduled Expiration of Offer:	12:00 Midnight, New York City time, at the end of Friday, April 20, 2018, unless the Offer is otherwise extended.

Purchaser:	Camden Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of LM US Parent, Inc., a Delaware corporation.

The Merger Agreement:	Camden Merger Sub, Inc. is making the Offer pursuant to the terms of an Agreement and Plan of Merger, dated as of March 11, 2018 (as it may be amended from time to time, the “Merger Agreement”).

Who is offering to buy my securities?

Camden Merger Sub, Inc., a Delaware corporation (“Purchaser”), which was formed for the purpose of making the Offer, is offering to buy your Shares. Purchaser is a wholly owned subsidiary of LM US Parent, Inc., a Delaware corporation (“Parent”), and to date has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer, and the Merger.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Purchaser” to refer to Camden Merger Sub, Inc. alone, the term “Parent” to refer to LM US Parent, Inc. alone, and the term “the Company” to refer to Cogentix Medical, Inc.

See Section 8 – “Certain Information Concerning Parent, Purchaser and Investor AB”.

What is the class and amount of securities sought pursuant to the Offer?

Purchaser is offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company on the terms and subject to the conditions set forth in this Offer to Purchase. In this Offer to Purchase, we use the term “Offer” to refer to the offer described in this Offer to Purchase and the related Letter of Transmittal and the term “Shares” to refer to the shares of the Company’s common stock, par value $0.01 per share, that are the subject of the Offer.

See Section 1 – “Terms of the Offer”.

Who can participate in the Offer?

The Offer is open to all holders and beneficial owners of Shares.

i

How much are you offering to pay?

Purchaser is offering to pay $3.85 per Share, net to the seller in cash, without interest thereon and subject to any required tax withholding. We refer to this amount as the “Offer Price”.

See the “Introduction” to this Offer to Purchase.

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, the Company. Following consummation of the Offer, we intend to complete the merger of Purchaser with and into the Company, with the Company continuing as the surviving corporation (the “Merger”) as promptly as practicable. Upon completion of the Merger, the Company will become a direct, wholly owned subsidiary of Parent. In addition, we intend to cause the Shares to be delisted from the Nasdaq Capital Market and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after completion of the Merger.

See Section 12 – “Purpose of the Offer; Plans for the Company” and Section 13 – “Certain Effects of the Offer”.

Has the Offer been approved by the Company’s Board of Directors?

Yes. The Company Board has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company’s stockholders; and (ii) approved and declared advisable the Merger Agreement and transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the General Corporation Law of the State of Delaware (the “DGCL”). The Company Board unanimously recommends that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A more complete description of the reasons for the Company Board’s approval of the Offer and the Merger, and its recommendation to holders of Shares, is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to be filed by the Company with the SEC under the Exchange Act and mailed to you and other holders of Shares in connection with the Offer.

Is there a minimum number of Shares that must be tendered in order for you to purchase any securities?

Yes. We refer to this condition as the “Minimum Condition”. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to, among other conditions set forth in Section 15 – “Conditions of the Offer”, the valid tender without withdrawal, of a number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not been delivered in settlement or satisfaction of such guarantee), that, when added to the Shares then owned by Purchaser, would represent one Share more than one half of all Shares outstanding immediately prior to the first time as of which Purchaser irrevocably accepts any Shares for payment pursuant to the Offer (the “Offer Acceptance Time”) (including in the number of Shares outstanding immediately prior to the Offer Acceptance Time, to the extent the Company has received a notice of exercise with respect to any outstanding stock options issued by the Company (the “Company Options”) prior to the Offer Acceptance Time, the Shares that the Company would be required to issue upon the exercise of such Company Options).

See Section 15 – “Conditions of the Offer”.

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 Midnight, New York City time, at the end of the Expiration Date to tender your Shares in the Offer. The term “Expiration Date” means April 20, 2018, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date.

If you cannot deliver everything required to make a valid tender by the scheduled expiration of the Offer, you may still participate in the Offer by using the guaranteed delivery procedures that are described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” prior to the scheduled expiration of the Offer.

See Section 1 – “Terms of the Offer” and Section 3 – “Procedures for Accepting the Offer and Tendering Shares”.

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or other nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase.

What are the material United States federal income tax consequences of the Offer and the Merger?

Your receipt of cash in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, you will recognize gain or loss equal to the difference, if any, between the amount of cash you receive pursuant to the Offer or the Merger and your adjusted tax basis in the Shares you exchange. If you are a U.S. Holder (as defined in Section 5 – “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger”) and you hold your Shares as a capital asset, the gain or loss that you recognize will be a capital gain or loss and will be treated as a long-term capital gain or loss if you have held the Shares for more than one year. If you are a Non-U.S. Holder (as defined in Section 5 – “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger”), you generally will not be subject to U.S. federal income tax on the gain you recognize unless you have certain connections to the United States.

See Section 5 – “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger”.

We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

Do you have the financial resources to pay for all of the Shares that Purchaser is offering to purchase pursuant to the Offer?

Yes. We estimate that we will need approximately $239 million to purchase Shares pursuant to the Offer and to complete the Merger (including amounts payable, as a result of the Merger, to holders of in-the-money options to purchase Shares), plus related expenses. Parent will provide Purchaser with sufficient funds for this purpose from available cash.

See Section 9 – “Source and Amount of Funds”.

Is Purchaser’s financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all issued and outstanding Shares solely for cash;

•	if we consummate the Offer, we intend to complete the Merger, in which all Shares (subject to limited exceptions for Shares subject to appraisal rights and any Shares held by the Company or irrevocably accepted by Purchaser for purchase in the Offer) that then remain issued and outstanding will be converted into the right to receive the Offer Price in cash;

•	Purchaser, through Parent, will have sufficient funds available to purchase all Shares validly tendered, and not withdrawn, in the Offer and all Shares converted into the right to receive the Offer Price in cash in the Merger; and

•	the Offer and the Merger are not subject to any financing or funding condition.

See Section 9 – “Source and Amount of Funds” and Section 11 – “The Merger Agreement; Other Agreements”.

Can the Offer be extended and under what circumstances?

Yes. The Merger Agreement provides that: (i) if, as of the scheduled Expiration Date, any of the conditions to Purchaser’s obligation to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer (the “Offer Conditions”) is not satisfied and has not been waived, Purchaser shall extend the Offer on one or more occasions, for successive periods of up to 10 business days, or such other period as may be agreed by Parent and the Company, to permit such Offer Condition to be satisfied; and (ii) Purchaser shall extend the Offer from time to time for any minimum period required by law, interpretation or position of the U.S. Securities and Exchange (“SEC”) or its staff or Nasdaq or its staff applicable to the Offer. The Merger Agreement provides that, notwithstanding the provisions of the Merger Agreement summarized in the preceding sentence, we will not be permitted to extend the Offer beyond the End Date. The “End Date” means September 7, 2018 (or, if extended pursuant to the terms and conditions of the Merger Agreement, March 11, 2019), as provided in the Merger Agreement and summarized in Section 11 – “The Merger Agreement; Other Agreements – Termination of the Merger Agreement”.

See Section 1 – “Terms of the Offer” and Section 11 – “The Merger Agreement; Other Agreements”.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Broadridge Corporate Issuer Solutions, Inc., which is the depositary for the Offer (the “Depositary”), of any extension, and will issue a press release announcing the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

See Section 1 – “Terms of the Offer”.

What are the most significant conditions to the Offer?

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the Minimum Condition. In addition, Purchaser will not be required to accept for payment, and, subject to any applicable rules and regulations of the SEC, will not be obligated to pay for any Shares tendered pursuant to the Offer, and may delay the acceptance for payment of or payment for, any Shares that are validly tendered in the Offer, in the event that:

•	a Company Material Adverse Effect (as defined in Section 11 – “The Merger Agreement; Other Agreements”) has occurred;

•	(A) certain of the Company’s representations and warranties regarding its capitalization are not accurate in all respects as of the date of the Merger Agreement, and are not accurate in all respects at and as of immediately prior to the scheduled expiration of the Offer, as if made as of the date of such scheduled expiration (other than such inaccuracies as to the equity capitalization of the Company that do not, individually or in the aggregate, increase the aggregate consideration required to be paid by Parent or Purchaser under the Merger Agreement by more than a de minimis amount), (B) certain of the Company’s representations and warranties regarding its capitalization, its corporate authority to enter into, and due authorization of, the Merger Agreement, finders and brokers, and the inapplicability of takeover laws are not accurate, in all material respects, as of the date of the Merger Agreement or immediately prior to the scheduled expiration of the Offer, or (C) any of the Company’s other representations or warranties in the Merger Agreement are not accurate as of the date of the Merger Agreement or immediately prior to the scheduled expiration of the Offer such that it causes a Company Material Adverse Effect;

•	the Company has not performed or complied, in all material respects, with any of its covenants or obligations that the Company is required to comply with or to perform under the Merger Agreement prior to the scheduled expiration of the Offer; or

•	the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) applicable to the Offer and the Merger has not expired or been terminated.

The above Offer Conditions are further described, and other Offer Conditions are described, in Section 15 – “Conditions of the Offer”. The Offer is not subject to any financing condition.

How do I tender my Shares?

If you hold your Shares directly as the registered owner and such Shares are represented by stock certificates, you may tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, not later than the Expiration Date. If you hold your Shares as registered owner and such Shares are represented by book-entry positions, you may follow the procedures for book-entry transfer set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares”, not later than the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

If you are unable to deliver everything that is required to tender your Shares to the Depositary by the Expiration Date, you may obtain a limited amount of additional time by having a broker, a bank or another fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the Depositary must receive the missing items within the time period specified in the notice.

See Section 3 – “Procedures for Accepting the Offer and Tendering Shares”.

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until 12:00 Midnight, New York City time, at the end of the Expiration Date. In addition, if we have not accepted your Shares for payment by the date that is 60 days after the date of this Offer to Purchase, you may withdraw them at any time after that date until we accept your Shares for payment.

See Section 4 – “Withdrawal Rights”.

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See Section 4 – “Withdrawal Rights”.

v

If Shares tendered pursuant to the Offer are purchased by Purchaser, will the Company continue as a public company?

No. We expect to complete the Merger as promptly as practicable following the consummation of the Offer. Once the Merger takes place, the Company will be a direct, wholly owned subsidiary of Parent. Following the Merger, we intend to cause the Shares to be delisted from the Nasdaq Capital Market and deregistered under the Exchange Act.

See Section 13 – “Certain Effects of the Offer”.

Will a meeting of the Company’s stockholders be required to approve the Merger?

No. If the conditions to the Offer and the Merger are satisfied or waived, we intend to effect the Merger pursuant to Section 251(h) of the DGCL, without a meeting of the Company’s stockholders.

See Section 12 – “Purpose of the Offer; Plans for the Company”.

If I do not tender my Shares but the Offer is consummated, what will happen to my Shares?

If the Merger is completed, the Company’s stockholders who do not tender their Shares in the Offer (other than stockholders who properly exercise appraisal rights) will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer is consummated and the Merger is completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you will be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer, but they will be available to you in the Merger if you do not tender Shares in the Offer and otherwise satisfy the requirements to perfect your appraisal rights. See Section 17 – “Appraisal Rights”.

See the “Introduction” to this Offer to Purchase, Section 11 – “The Merger Agreement; Other Agreements” and Section 13 – “Certain Effects of the Offer”.

What will happen to Company Options in the Offer?

The Offer is being made only for Shares, and not for the Company Options. Holders of Company Options may participate in the Offer only if they first exercise such Company Options in accordance with the terms of the applicable equity incentive plan and other applicable agreements of the Company and tender the Shares, if any, issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Date to assure the holder of such Company Options that the holder will have sufficient time to comply with the procedures for tendering Shares described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares”.

At the Effective Time, each Company Option that is outstanding and not exercised immediately prior to the Effective Time will be cancelled and converted into the right to receive an amount in cash equal to the product of (A) the total number of Shares subject to such Company Option and (B) the excess, if any, of the Offer Price over the exercise price per share of Shares previously subject to such Company Option.

See Section 11 – “The Merger Agreement; Other Agreements”.

What will happen to my restricted Shares in the Offer?

The Offer is being made only for Shares, and not for outstanding restricted Shares issued by the Company (the “Restricted Shares”). At the Effective Time, each outstanding Restricted Share, whether vested or unvested, that is outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price for each such Restricted Share.

See Section 11 – “The Merger Agreement; Other Agreements”.

What is the market value of my Shares as of a recent date?

On March 9, 2018, the last full day of trading before we announced the Merger Agreement, the reported closing sales price of the Shares on the Nasdaq Capital Market was $3.37 per share. On March 23, 2018, the last full day of trading before commencement of the Offer, the reported closing sales price of the Shares on the Nasdaq Capital Market was $3.84 per share. We encourage you to obtain a recent market quotation for Shares before deciding whether to tender your Shares.

See Section 6 – “Price Range of Shares; Dividends”.

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into Tender and Support Agreements with each of the Supporting Stockholders (as defined in Section 11 – “The Merger Agreement; Other Agreements – Tender and Support Agreements”), which provide that each Supporting Stockholder will tender into the Offer, and not withdraw, all outstanding Shares such Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act). The Tender and Support Agreements also provide that the Supporting Stockholders will vote their Shares against certain alternative corporate transactions. The Supporting Stockholders collectively beneficially owned, in the aggregate, 36,180,756 Shares as of March 22, 2018, and neither of the Supporting Stockholders beneficially own any Company Options, Restricted Shares, or other Company compensatory awards. The aggregate Shares beneficially owned by the Supporting Stockholders represent approximately 59.4% of all Shares outstanding as of March 22, 2018.

See Section 11– “The Merger Agreement; Other Agreements – Tender and Support Agreements”.

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if Purchaser purchases Shares pursuant to the Offer, and the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter lose such holders’ appraisal rights (by withdrawal, failure to perfect or otherwise), will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, thereon. The “fair value” could be greater than, less than or the same as the Offer Price.

See Section 17 – “Appraisal Rights”.

Whom should I call if I have questions about the Offer?

You may call Broadridge Corporate Issuer Solutions, Inc., the information agent for the Offer (the “Information Agent”) toll free at (866) 321-8022. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

Camden Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of LM US Parent, Inc., a Delaware corporation (“Parent”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Cogentix Medical, Inc. a Delaware corporation (the “Company”), at a purchase price of $3.85 per Share (the “Offer Price”) net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 11, 2018 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Purchaser and Parent, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company upon the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned subsidiary of Parent (the “Merger”). In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held by the Company, (ii) irrevocably accepted by Purchaser for purchase in the Offer; and (iii) Shares held by stockholders who properly exercise appraisal rights under the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive the applicable Offer Price, net to the seller in cash, without interest thereon and subject to any required tax withholding. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11 – “The Merger Agreement; Other Agreements”.

Tendering stockholders who are record owners of their Shares and who tender directly to Broadridge Corporate Issuer Solutions, Inc., the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Board of Directors of the Company (the “Company Board”) has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company’s stockholders; and (ii) approved and declared advisable the Merger Agreement and transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL. The Company Board unanimously recommends that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Company’s Solicitation/Recommendation Statement on the Schedule 14D-9 (the “Schedule 14D-9”). Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 under the sub-headings “Background of the Offer” and “Reasons for the Company Board’s Recommendation”.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to various conditions set forth in the Merger Agreement, including, among others, the Minimum Condition (as defined in Section 15 – “Conditions of the Offer”). The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15 – “Conditions of the Offer”.

The Company has advised Parent that Duff & Phelps, LLC (“Duff & Phelps”), independent financial advisor to the Company Board, rendered an opinion to the Company Board to the effect that, as of March 11, 2018 and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Offer Price was fair, from a financial point of view, to the holders of Shares (excluding (i) any Shares held by the Company or any Shares irrevocably accepted by Purchaser for purchase in the Offer and (ii) Dissenting Shares). The full text of the written opinion of Duff & Phelps, dated as of March 11, 2018, which sets forth, among other things, certain assumptions made, certain matters considered, and certain limitations on the review undertaken in connection with the opinion, is attached as Annex I to the Schedule 14D-9. Duff & Phelps provided its opinion for the use and benefit of the Company Board in connection with its consideration of the transactions contemplated by the Merger Agreement. The opinion of Duff & Phelps does not constitute a recommendation as to how you should act with respect to any matters related to the Offer or the Merger, including whether or not you should tender your Shares in connection with the Offer, enter into a tender or support agreement or exercise any appraisal rights that may be available to you.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully in its entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Purchaser is offering to purchase all of the issued and outstanding Shares at the Offer Price. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and, promptly after the Expiration Date, pay for all Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) validly tendered prior to 12:00 Midnight, New York City time, at the end of the Expiration Date and not validly withdrawn as described in Section 4 – “Withdrawal Rights”.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the other conditions described in Section 15 – “Conditions of the Offer”.

The Merger Agreement provides that: (i) if, as of the scheduled Expiration Date, any of the conditions to Purchaser’s obligation to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer (the “Offer Conditions”) is not satisfied and has not been waived, Purchaser shall extend the Offer on one or more occasions, for successive periods of up to 10 business days, or such other period as may be agreed by Parent and the Company, to permit such Offer Condition to be satisfied; and (ii) Purchaser shall extend the Offer from time to time for any minimum period required by law, interpretation or position of the U.S. Securities and Exchange Commission or its staff (the “SEC”) or Nasdaq or its staff applicable to the Offer. The Merger Agreement provides that, notwithstanding the provisions of the Merger Agreement summarized in the preceding sentence, we will not be permitted to extend the Offer beyond the End Date. The “End Date” means September 7, 2018 (or, if extended pursuant to the terms and conditions of the Merger Agreement, March 11, 2019), as provided in the Merger Agreement and summarized in Section 11 – “The Merger Agreement; Other Agreements – Termination of the Merger Agreement”.

The Merger Agreement provides that, without the prior written consent of the Company, Purchaser may not:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	decrease the maximum number of Shares subject to the Offer;

•	impose conditions to the Offer in addition to the Offer Conditions;

•	amend, modify or supplement any of the Offer Conditions;

•	amend or modify the Minimum Condition; or

•	extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 – “Withdrawal Rights”. However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC and other applicable laws and regulations, we expressly reserve the right to waive any Offer Condition at any time and from time to time, to increase the Offer Price or to make any other changes in the terms and conditions of the

Offer. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to holders of Shares, and with respect to a change in price or a change in the percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to holders of Shares and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of the Offer Conditions. Notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment or (subject to any such rules and regulations) the payment for, any tendered Shares, if any of the Offer Conditions has not been satisfied. Under certain circumstances described in the Merger Agreement, we may terminate the Merger Agreement.

The Company has provided us with its stockholders list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, as well as the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of the Offer Conditions set forth in Section 15 – “Conditions of the Offer”, we will accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly. Subject to compliance with Rule 14e-1(c) and Rule 14d-11(e) under the Exchange Act, as applicable, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation. See Section 16 – “Certain Legal Matters; Regulatory Approvals”.

In all cases, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of:

•	the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 – “Procedures for Tendering Shares”;

•	the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal; and

•	any other documents required by the Letter of Transmittal.

Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted through electronic means by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of, the Letter of Transmittal, and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 – “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will we pay interest on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates representing unpurchased shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 – “Procedures for Tendering Shares”, such Shares will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described under “Guaranteed Delivery”.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described under “Guaranteed Delivery”. Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder or holders have completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution”, as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signers of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person or persons other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary on or prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received on or prior to the Expiration Date by the Depositary as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three Nasdaq Capital Market trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of:

•	Share Certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3;

•	the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal); and

•	any other documents required by the Letter of Transmittal.

Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

THE METHOD OF DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS WILL BE DEEMED MADE, AND RISK OF LOSS THEREOF SHALL PASS, ONLY WHEN THEY ARE ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER OF SHARES, BY BOOK-ENTRY CONFIRMATION WITH RESPECT TO SUCH SHARES). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our reasonable discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders reasonably determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our reasonable satisfaction. None of Purchaser, Parent, or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our reasonable interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered

Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.

Information Reporting and Backup Withholding. Information reporting requirements may apply to payments made to U.S. Holders in connection with the Offer and the Merger. Backup withholding (at a rate of 24%) may apply to payments pursuant to the Offer or the Merger, whichever is applicable, unless a U.S. Holder furnishes its taxpayer identification number, certifies that this number is correct, certifies that the U.S. Holder is not subject to backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. Certain U.S. Holders, including corporations, are generally not subject to backup withholding and information reporting requirements, provided they properly demonstrate their eligibility for exemption. U.S. persons that are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Each Non-U.S. Holder must submit an appropriate, properly completed IRS Form W-8BEN, W-8BEN-E or W-8ECI (or successor form), as the case may be, certifying, under penalties of perjury, to such Non-U.S. Holder’s foreign status in order to establish an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under backup withholding rules from a payment to a holder will be allowed as a credit against such holder’s U.S. federal income tax and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Holders are encouraged to consult their own tax advisors to determine whether they are exempt from these backup withholding requirements and the procedure for obtaining an exemption.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. In addition, if we have not accepted your Shares for payment by the date that is 60 days after the date of this Offer to Purchase, you may withdraw them at any time after that date until we accept your Shares for payment.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares”, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

Purchaser will determine, in its reasonable discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent nor any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

5. Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger.

The following is a summary of the material U.S. federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) and Non-U.S. Holders (as defined below) that receive cash in exchange for their Shares pursuant to the Offer or the Merger. This summary does not address the U.S. federal income tax consequences of any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving any rights to acquire Shares, including stock options, or restricted Shares. This summary is based on current law, is for general information only and is not tax advice. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations (“Treasury Regulations”) promulgated thereunder and administrative and judicial interpretations thereof, each as in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. No ruling has been or will be sought from the IRS regarding any tax consequences relating to the matters discussed herein. Consequently, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those discussed below.

This summary assumes that Shares are held as capital assets within the meaning of Section 1221 of the Code and does not address all aspects of taxation that may be relevant to particular holders in light of their personal investment or tax circumstances or to persons that are subject to special tax rules. In particular, this summary does not address the tax treatment of special classes of holders of Shares subject to special tax rules, including, for example: banks, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities (including private foundations), insurance companies, persons holding Shares as part of a hedging, integrated or conversion transaction, constructive sale, or “straddle,” persons that have acquired Shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services, U.S. expatriates, persons subject to the alternative minimum tax, persons that own or are treated as owning (or owned or are treated as having owned) 10% or more of the Company’s voting stock, brokers, dealers or traders in securities or currencies, controlled foreign corporations or passive foreign investment companies, and U.S. Holders whose functional currency is not the U.S. dollar. In addition, this summary does not address estate and gift tax consequences or tax consequences under any state, local or non-U.S. laws.

As used herein, “U.S. Holder” means a beneficial owner of Shares that is: (i) a citizen of or an individual resident of the United States, as determined for U.S. federal income tax purposes; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, if either (A) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

As used in this section, a “Non-U.S. Holder” means a beneficial owner of Shares that is an individual, corporation, estate or trust that is not a U.S. Holder as described above.

If a pass-through entity, including a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes, is a beneficial owner of Shares, the U.S. federal income tax treatment of an owner or partner will generally depend upon the status of that owner or partner and upon the activities of the pass-through entity. An owner or partner of a pass-through entity that holds Shares is urged to consult its own tax advisor regarding the tax consequences of selling Shares pursuant to the Offer or the Merger.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder of Shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder is made. Holders are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable non-U.S. tax laws of the sale of Shares pursuant to the Offer or the Merger.

Non-Participation in the Offer

Holders who do not participate in the Offer will not incur any tax liability as a result of the consummation of the Offer. However, such non-participating holders may incur tax liability as a result of the Merger. Non-participating holders are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable non-U.S. tax laws of the sale of Shares pursuant to the Offer or the Merger.

U.S. Holders

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder generally will recognize gain or loss upon the sale of Shares pursuant to the Offer or the Merger in an amount equal to the difference, if any, between (i) the amount of cash received upon the sale pursuant to the Offer or the Merger and (ii) the U.S. Holder’s adjusted tax basis in the Shares being exchanged. Generally, this gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, the U.S. Holder has held the Shares for more than one year. Long-term capital gains of certain non-corporate taxpayers (including individuals) generally will be taxed at preferential rates. The deductibility of capital losses is subject to limitations under the Code. A U.S. Holder must calculate gain or loss separately for each block of Shares (generally, Shares acquired at the same cost in a single transaction) being exchanged pursuant to the Offer.

Non-U.S. Holders

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on gain recognized upon the sale of Shares pursuant to the Offer or the Merger unless:

•	the gain is U.S. trade or business income, in which case, the gain will be taxed as described under “— U.S. Trade or Business Income”.

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions are met, in which case the Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources; or

•	the Company is or has been a “U.S. real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the shorter of the five-year period ending on the date of the sale pursuant to the Offer or the Merger, whichever is applicable, and the Non-U.S. Holder’s holding period for the Shares, in which case, the gain will be taxed as (and to the extent) described under “FIRPTA Tax”.

U.S. Trade or Business Income

For purposes of this discussion, gain recognized upon the sale of Shares pursuant to the Offer or the Merger by a Non-U.S. Holder will be considered to be “U.S. trade or business income” if the gain is (i) effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States and (ii) if the Non-U.S. Holder is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, if such Non-U.S. Holder is an individual, a fixed base) that it maintains in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax; instead, the Non-U.S. Holder is subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates (in the same manner as a U.S. person) on its U.S. trade or business income. If a Non-U.S. Holder is a corporation, any U.S. trade or business income that it receives may also be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty.

FIRPTA Tax

In general, the Company would be a USRPHC for U.S. federal income tax purposes if “United States real property interests” comprised (by fair market value) at least half of the Company’s total worldwide interests in real property plus the Company’s business assets. The Company believes that it is not and has not been a USRPHC during the five-year period ending on the date of the Offer (or, if applicable, the date of the Merger), and the Company does not anticipate becoming a USRPHC before the date of the Offer (or if applicable, the date of the Merger). Even if the Company were treated as a USRPHC, this treatment will not cause gain realized by a Non-U.S. Holder on a disposition of Shares to be subject to U.S. federal income tax so long as (i) the Non-U.S. Holder owned, directly, indirectly or constructively, no more than 5% of the Shares (by value) at all times within the shorter of (A) the five-year period preceding the date of the Offer (or, if applicable, the date of the Merger) or (B) the Non-U.S. Holder’s holding period and (ii) the Shares are “regularly traded” on an “established securities market”.

Information Reporting and Backup Withholding

Payment made to certain stockholders pursuant to the Offer or the Merger may be subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 – “Procedures for Accepting the Offer and Tendering Shares”.

6. Price Range of Shares; Dividends.

The Shares currently trade on the Nasdaq Capital Market under the symbol “CGNT”. The following table sets forth, for the periods indicated, the high and low sale prices per Share as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 with respect to periods through December 31, 2016 and based on publicly available information with respect to the periods starting January 1, 2017:

	High	Low
Fiscal year ended December 31, 2016
First Quarter (January 1, 2016 – March 31,2016)	$1.35	$0.95
Second Quarter (April 1, 2016 – June 30, 2016)	$1.14	$0.71
Third Quarter (July 1, 2016 – September 30, 2016)	$1.99	$0.96
Fourth Quarter (October 1, 2016 – December 31, 2016)	$2.99	$1.37
Fiscal year ended December 31, 2017
First Quarter (January 1, 2017 – March 31,2017)	$2.21	$1.72
Second Quarter (April 1, 2017 – June 30, 2017)	$1.95	$1.60
Third Quarter (July 1, 2017 – September 30, 2017)	$2.94	$1.62
Fourth Quarter (October 1, 2017 – December 31, 2017)	$3.15	$2.60
Fiscal year ended December 31, 2018
First Quarter (through March 23, 2018)	$3.84	$2.71

On March 9, 2018, the last full day of trading before the public announcement of the execution of the Merger Agreement, the closing price of the Shares on the Nasdaq Capital Market was $3.37 per share. On March 23, 2018, the last full day of trading before the commencement of the Offer, the closing price of the Shares on the Nasdaq Capital Market was $3.84 per share. Stockholders are urged to obtain current market quotations for the Shares.

The Company has not declared or paid dividends to date and does not anticipate doing so.

7. Certain Information Concerning the Company.

Except as otherwise set forth in this Offer to Purchase, the information concerning the Company contained in this Offer to Purchase has been taken from, and is qualified in its entirety by reference to, the Company’s public filings with the SEC (which may be obtained and inspected as described under “Additional Information”) and should be considered in conjunction with the financial and other information in such filings and other publicly available information. None of Parent or Purchaser has any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information are untrue. However, none of Parent or Purchaser assumes any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such filings, or for any failure by the Company to disclose events that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to Parent or Purchaser.

General. The Company is a Delaware corporation that, through its operations and those of its subsidiaries, functions as a global medical device company headquartered in Minnetonka, Minnesota, with additional operations in New York, Massachusetts, the Netherlands and the United Kingdom. The Company designs, develops, manufactures and markets a robust line of high performance fiberoptic and video endoscopy products under the PrimeSightTM brand that are used across multiple surgical specialties in diagnostic and treatment procedures. The Company also offers the Urgent® PC Neuromodulation System, a device that delivers percutaneous tibial nerve stimulation, for the office-based treatment of overactive bladder. The Company also offers Macroplastique® Implants, an injectable urethral bulking agent for the treatment of adult female stress urinary incontinence that is primarily due to intrinsic sphincter deficiency. The address of the Company’s principal executive offices and the Company’s phone number at its principal executive offices are as set forth below:

Cogentix Medical, Inc.

5420 Feltl Road

Minnetonka, Minnesota 55343

(952) 426-6140

Projected Financial Information. In connection with our due diligence review of the Company, the Company made available to us the financial forecasts that are referred to in Item 4 – “The Solicitation or Recommendation” of the Schedule 14D-9 under the sub-heading entitled “Certain Financial Forecasts”.

Additional Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements or annual reports on Form 10-K. Such information also will be available in the Schedule 14D-9. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including the Company, that file electronically with the SEC.

8. Certain Information Concerning Parent, Purchaser and Investor AB.

Purchaser is a Delaware corporation and a wholly owned subsidiary of Parent, and was formed solely for the purpose of facilitating Parent’s acquisition of the Company. Purchaser has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement. Upon consummation of the Merger, Purchaser will merge with and into the Company and will cease to exist, with the Company surviving the Merger and continuing as the surviving corporation. The business address and business telephone number of Purchaser are as set forth below:

Camden Merger Sub, Inc.

400 Avenue D, Suite 10

Williston, Vermont 05495

(800) 522-6743

Parent is a Delaware corporation and a holding company for other entities that are engaged in the development, manufacture, and marketing of medical devices and disposables in urology, gynecology, and colorectal fields. The business address and business telephone number of Parent are as set forth below:

LM US Parent, Inc.

400 Avenue D, Suite 10

Williston, Vermont 05495

(800) 522-6743

Investor AB is a publicly held limited liability company organized under the laws of Sweden and a diversified industrial holding company engaged principally in the business of making investments in securities. The business address and business telephone number of Investor AB are as set forth below:

Investor AB

Arsenalsgatan 8c

SE-103 32

Stockholm, Sweden

+46 8 614 20 00

The name, business address, citizenship, current principal occupation or employment, five-year material employment history and citizenship of each director and executive officer of Purchaser, Parent and Investor AB and certain other information are set forth in Schedule I to this Offer to Purchase.

Except as set forth in Schedule I to this Offer to Purchase, during the last five years, none of Purchaser, Parent or Investor AB, or, to the best knowledge of Purchaser, Parent and Investor AB, any of the persons listed in Schedule I to this Offer to Purchase, during the past five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

As a result of the Tender and Support Agreements (as defined in Section 11 – “The Merger Agreement; Other Agreements – Tender and Support Agreements”), Purchaser, Parent and Investor AB may each be deemed to be the beneficial owner of an aggregate of 36,180,756 Shares as of March 11, 2018 (or approximately 59.4% of the total of all Shares that are outstanding and all additional Shares that are deemed outstanding for purposes of calculating the Supporting Stockholders’ percentage ownership in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act as of March 11, 2018).

Except pursuant to the Tender and Support Agreements or as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Purchaser, Parent and Investor AB and, to the knowledge of Purchaser, Parent and Investor AB, the persons listed in Schedule I hereto, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Purchaser, Parent and Investor AB and, to the knowledge of Purchaser, Parent and Investor AB, the persons referred to in clause (i) above has effected any transaction with respect to the Shares or any other equity securities of the Company during the past 60 days; (iii) none of Purchaser, Parent and Investor AB and, to the knowledge of Purchaser, Parent and Investor AB, the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between any of Purchaser, Parent and Investor AB, their subsidiaries or, to the knowledge of Purchaser, Parent and Investor AB, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Purchaser, Parent and Investor AB, their subsidiaries or, to the knowledge of Purchaser, Parent and Investor AB, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

9. Source and Amount of Funds.

We estimate that we will need approximately $239 million to purchase Shares pursuant to the Offer and to complete the Merger (including amounts payable, as a result of the Merger, to holders of in-the-money options to purchase Shares), plus related expenses.

Equity Financing. Parent and Purchaser have received an equity commitment letter dated March 11, 2018 (the “Equity Commitment Letter”), pursuant to which Laborie Medical Technologies Canada ULC, an unlimited liability company incorporated under the laws of British Columbia (“LMTC”) and an affiliate of Parent and Purchaser, has committed to contribute, subject to the terms and conditions of the Equity Commitment Letter, to Parent an amount of cash up to the aggregate amount of all consideration payable pursuant to the Merger Agreement, plus amounts payable by Parent and Purchaser in connection with the transactions contemplated by the Merger Agreement, plus all reasonable costs and expenses incurred by the Company in connection with the enforcement of the Equity Commitment Letter by the Company (such committed equity financing, the “Equity Financing”). The funding of the Equity Financing in connection with the Closing is subject to the satisfaction, or express written waiver by Parent and Purchaser, of all of the conditions of the Offer in the Merger Agreement as of the Expiration Date and the contemporaneous acceptance for payment by the Purchaser of all Shares validly tendered and not validly withdrawn pursuant to the Offer. LMTC’s equity commitment is subject to reduction in the event Parent and Purchaser do not require all of the Equity Financing in order to satisfy their obligations.

The Equity Commitment Letter also includes a guarantee by LMTC in favor of the Company, in respect of all of the payment obligations of Parent and Purchaser under the Merger Agreement, provided that in no event will LMTC’s aggregate liability thereunder exceed an amount equal to the aggregate of the consideration payable pursuant to the Merger Agreement, were the Offer Acceptance Time and the Closing to have occurred, plus any reasonable fees and expenses of the Company actually incurred and documented in connection with the enforcement of an award of damages arising out of a willful breach by Parent or Purchaser of their respective obligations under the Merger Agreement (or, in the case of a termination of the Merger Agreement under circumstances in which the Parent Termination Fee is required to be paid, the Parent Termination Fee).

The Company is a third party beneficiary of the Equity Commitment Letter.

All obligations under the Equity Commitment Letter , will terminate upon the earliest to occur of (i) the consummation of the closing of the Merger, if such closing occurs and all payments required to be made by Parent and Purchaser at such closing are made, (ii) the valid termination of the Merger Agreement pursuant to its terms and in circumstances where no Guaranteed Obligations (as defined in the Equity Commitment Letter) are payable (a Non-Triggering Termination”), (iii) the date that is 180 days after any termination of the Merger Agreement (other than a Non-Triggering Termination) unless the Company has commenced litigation or arbitration against LMTC under and pursuant to the Equity Commitment Letter prior to the 180th day following such termination (in which case the Equity Commitment Letter will terminate only upon the final, non-appealable resolution of such litigation or arbitration and/or satisfaction by LMTC of any obligations finally determined or agreed to be owed by LMTC, consistent with the terms of the Equity Commitment Letter), and (iv) the assertion by or on behalf of the Company or its affiliates in any litigation of any claim against LMTC, Parent, Purchaser or any Non-Recourse Party (as defined in the Equity Commitment Letter) other than as expressly permitted by the Equity Commitment Letter.

The foregoing is a summary of the material provisions of the Equity Commitment Letter. The foregoing description of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letter, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Equity Commitment Letter, you are encouraged to read the full text of the Equity Commitment Letter.

Debt Financing. LMTC’s equity commitment is subject to reduction on a dollar-for-dollar basis by the amount of any third party financing obtained by Parent, Purchaser or their affiliates prior to the Offer Acceptance Time, provided that such third party financing is actually funded. Parent and Purchaser may obtain debt financing, including term loans, but neither the Offer nor the Merger is subject to any financing condition or contingency.

10. Background of the Offer; Past Contacts or Negotiations with the Company.

The following is a description of significant contacts between representatives of Investor AB, Parent and Purchaser, on the one hand, and representatives of the Company, on the other hand, that resulted in the execution of the Merger Agreement, the other agreements related to the Offer and the commencement of the Offer. The discussion below covers only the key events and does not attempt to describe every communication among the parties. For a review of the Company’s activities relating to these contacts, please refer to the Schedule 14D-9, which will be filed with the SEC and which is being mailed to its stockholders with this Offer to Purchase.

In September 2016, Patricia Industries, Inc. (“Patricia Industries”), a subsidiary of Investor AB, completed its acquisition of Parent and its subsidiaries and affiliates doing business under the “Laborie Medical Technologies” trade name (collectively, “Laborie,” and which affiliates include Laborie Medical Technologies Canada ULC, an unlimited liability company incorporated under the laws of British Columbia (“LMTC”)).

Prior to its acquisition of Laborie, Investor AB, through Patricia Industries, had previously identified the Company as a potential fit for its investment strategy. Following its acquisition of Laborie, Investor AB, again through Patricia Industries, explored with Laborie the possibility of expanding Laborie’s business platforms through an acquisition of the Company. Although representatives of Laborie and the Company would from time to time meet, including in connection with industry-related conferences, and would discuss a distribution arrangement pursuant to which an affiliate of Laborie distributes the Company’s PrimeSight product line in France, these meetings and discussions did not include the possibility that Laborie would acquire the Company.

In furtherance of the internal discussions noted above, in May 2017, Patricia Industries and LMTC entered into an engagement letter with Ondra (US) LP (d/b/a Ondra Partners, “Ondra Partners”), pursuant to which Ondra Partners agreed to act as an advisor with respect to a potential acquisition of the Company by Laborie.

On June 16, 2017, following Ondra Partners’ facilitation of introductions between members of the Company’s senior management, on the one hand, and members of Laborie’s senior management, on the other hand, the Company and LMTC entered into a mutual nondisclosure agreement (the “Mutual Nondisclosure Agreement”) in connection with Laborie’s evaluation of a potential acquisition of the Company.

On June 26, 2017, representatives of the Company, including Darin Hammers, Chief Executive Officer, and Brett Reynolds, Chief Financial Officer, as well as Lewis C. Pell (“Mr. Pell”) and Dr. Uri Geiger, Chairman of the Company Board and managing partner of Accelmed Growth Partners, L.P. (“Accelmed” and, together with Mr. Pell, each, a “Supporting Stockholder”), met with representatives of Laborie, Ondra Partners and Patricia Industries at the Company’s facilities in Orangeburg, New York. At that meeting, the Company’s representatives provided an overview of the Company’s business and operations.

On July 5, 2017, representatives of Ondra Partners submitted to the Company on behalf of Laborie a non-binding indication of interest to acquire the Company in an all-cash transaction valuing the Company’s equity at a range of $140 million to $150 million. After Mr. Hammers confirmed to Laborie the Company’s receipt of the letter, Mr. Pell contacted Ondra Partners to indicate the Company Board’s view that the proposed price did not adequately value the Company’s business.

On July 6, 2017, representatives of Ondra Partners submitted to the Company on behalf of Laborie a revised non-binding indication of interest to acquire the Company in an all-cash transaction valuing the Company’s equity at $150 million. Dr. Geiger, subsequently contacted Ondra Partners indicating that the proposed price remained insufficient without indicating a valuation at which the Company’s Board might be willing to entertain further discussions.

Following receipt of this news, members of Laborie’s senior management, together with the senior leadership team at Patricia Industries, decided to discontinue the pursuit of an acquisition of the Company.

In October 2017, Walter Stothers, Laborie’s Chief Financial Officer, contacted Mr. Hammers to arrange for a meeting between Mr. Hammers and Michael Frazzette, who had recently joined Laborie as its Chief Executive Officer.

On October 25, 2017, representatives of Laborie, including Mr. Frazzette and Mr. Stothers, met with Mr. Hammers, Mr. Pell and Mr. Geiger in New York, New York, to discuss the July 2017 activities and discussions. Mr. Frazzette expressed an interest in reengaging in discussions to explore a potential strategic relationship between Laborie and the Company at some point in the future.

In December 2017, Jeff Thomas, Laborie’s Chief Corporate Development Officer, contacted Mr. Hammers and suggested that they arrange a meeting at the upcoming JPMorgan Healthcare Conference, scheduled to be held in early January 2018 in San Francisco. At the time, Mr. Thomas was interested in utilizing the J.P. Morgan Healthcare Conference as an opportunity to network with other industry participants, including Mr. Hammers.

On January 8, 2018, at the J.P. Morgan Healthcare Conference, certain executives of Laborie, including Michael Frazzette, Chief Executive Officer, and Mr. Thomas, met with certain executives of the Company, including Mr. Hammers and Brett Reynolds, Chief Financial Officer, to discuss the Company’s performance and results of operations during the 2017 calendar year.

Following that meeting, Laborie’s management team indicated to Laborie’s board their interest in reopening the possibility that Laborie make a bid to acquire the Company. On January 10, 2018, Laborie’s board authorized the preparation of a new non-binding indication of interest, though their authorization did not at the time specify a particular price per Share.

Separately, on January 24, 2018, Mr. Hammers called Mr. Frazzette to confirm that LMTC had received the requested follow-up financial information that had been requested at the meeting held at the J.P. Morgan Healthcare conference. Mr. Hammers informed Mr. Frazzette that, at the next regularly scheduled meeting of the Company Board, to be held on February 15-16, 2018, the Company Board would review the Company’s three-year strategic plan. Mr. Hammers also noted that he would be briefing the Company Board on the meetings he and Mr. Reynolds had held at the J.P. Morgan Healthcare conference and the level of interest in the Company expressed during the meetings and that he expected a general discussion among the Company Board about strategic alternatives would result from the review of the strategic plan and his report on the J.P. Morgan Healthcare conference meetings. Mr. Hammers and Mr. Frazzette discussed the non-binding proposals made by LMTC in July 2017. Mr. Hammers noted that the value represented by the July 2017 proposals had been insufficient to merit serious consideration by the Company Board and expressed his view that any future proposal from LMTC would likely have to represent significantly higher value than the July 2017 proposals in order for the Company Board to consider reengaging with LMTC in discussions regarding an acquisition of the Company.

On February 6, 2018, LMTC submitted a non-binding indication of its interest in acquiring the Company in an all-cash transaction at a price in the range of $3.30 to $3.40 per Share and requesting a 30-day exclusivity period during which a transaction, including a definitive merger agreement, could be negotiated. Earlier that day, Mr. Frazzette called Mr. Hammers to preview with him the indication of interest. Later on February 6, Mr. Hammers called Mr. Frazzette and informed him that, if LMTC were to increase its price, the Company Board would further consider a proposal by Laborie to acquire the Company.

On February 8, 2018, LMTC submitted a revised non-binding indication of its interest in acquiring the Company in an all-cash transaction, this time with a price of $3.55 per Share and requesting a 35-day exclusivity period.

On February 9, 2018, Mr. Hammers called Mr. Frazzette and explained that the Company Board could no longer consider granting exclusivity to Laborie in connection with a proposal to acquire the Company at a price in the range of $3.50 to $3.60 per Share, and that the Company had in the intervening period received from an unidentified third party an indication of interest in acquiring the Company in a transaction at a price in excess of $4.00 per Share.

On February 10, 2018, LMTC submitted a further revised non-binding indication of its interest in acquiring the Company in an all-cash transaction, this time with a price of $3.85 per Share and requesting a 35-day exclusivity period. Following negotiations between the parties, on February 12, 2018, the Company and each of Pell and Accelmed, on the one hand, and LMTC, on the other hand, executed the Exclusivity Agreement (as defined in Section 11 – “The Merger Agreement; Other Agreements – Exclusivity Agreement”) which granted Laborie a 30-day exclusivity period.

Also on February 12, 2018, certain executives of Laborie, including Mr. Frazzette, Mr. Thomas, Walter Stothers, Chief Financial Officer, Ian McClean, Vice President of Global Marketing, Craig Middleton, Vice President of Sales & Marketing (USA), and Rob Mueller, Vice President of Global Operations, met in Boston with certain executives of the Company, including Mr. Hammers, Mr. Reynolds and Daniel Merz, Vice President of Quality, Regulatory and Clinical Affairs, at which meeting the Company’s executives delivered a management presentation respecting the Company’s business and operations.

On February 14, 2018, Laborie delivered to the Company a due diligence request list. Later that day, K&L Gates LLP (“KLG”) and Dorsey & Whitney LLP (“Dorsey”) discussed the scope of those due diligence requests, and KLG indicated that it would prepare the initial draft of the Merger Agreement.

On February 16, 2018, the Company granted Laborie and its advisors access to a virtual dataroom established for the provision of due diligence information. Between the time it was first granted access to the virtual dataroom and the execution of the Merger Agreement on March 11, 2018, Laborie conducted a business, legal, accounting, financial and tax due diligence investigation of the Company based on materials provided in the virtual dataroom and materials that were publicly available.

On March 2, 2018, KLG delivered to Dorsey initial drafts of the Merger Agreement and the form of the Tender and Support Agreements. At that time, KLG raised with Dorsey the possibility of the Company adopting an exclusive forum bylaw in connection with the entry into the Merger Agreement and, in furtherance of that possibility, provided a draft exclusive forum bylaw.

On March 4, 2018, Dorsey and KLG discussed the initial drafts of the Merger Agreement and the form of the Tender and Support Agreements.

On March 6, 2018, KLG delivered to Dorsey an initial draft of the form of restrictive covenant agreement that Parent expected each of the Supporting Stockholders to enter into as a condition precedent to the willingness of Parent and Purchaser to enter into the Merger Agreement (together, the “Restrictive Covenant Agreements”). Dorsey delivered to KLG revised drafts of the Merger Agreement and the form of the Tender and Support Agreements.

On the evening of March 7, 2018, KLG and Dorsey discussed the Merger Agreement and the form of the Tender and Support Agreements.

On March 8, 2018, KLG delivered to Dorsey an initial draft of an equity commitment letter to be provided by LMTC in favor of Parent and Purchaser (and for the benefit of the Company) (the “Equity Commitment Letter”), and a revised draft of the form of the Tender and Support Agreements. Later that day, Dorsey delivered to KLG a revised draft of the form of the Tender and Support Agreements, as well as an initial draft of the disclosure schedules to the Merger Agreement.

On March 9, 2018, KLG delivered to Dorsey revised drafts of the Merger Agreement and the form of the Restrictive Covenant Agreements. Later that day, KLG and Dorsey discussed the Merger Agreement, and that evening Dorsey delivered to KLG a revised draft of the Merger Agreement, as well as a further revised draft of the form of the Tender and Support Agreements. Also on the evening of March 9, 2018, KLG delivered to Dorsey comments on the disclosure schedules to the Merger Agreement.

On March 10, 2018, KLG delivered to Dorsey a revised draft of the Merger Agreement. On March 10, 2018, Dorsey delivered to KLG a revised draft of the Equity Commitment Letter, as well as an updated draft of the disclosure schedules to the Merger Agreement.

On the morning of March 11, 2018, Dorsey delivered to KLG a revised draft of the Merger Agreement. After KLG and Dorsey discussed the Merger Agreement, that afternoon KLG delivered to Dorsey a further revised draft of the Merger Agreement. Over the next several hours, KLG and Dorsey prepared final drafts of the Merger Agreement, the Tender and Support Agreements, the Restrictive Covenant Agreements, and the Equity Commitment Letter, reflecting the parties’ final agreed terms.

On the evening of March 11, 2018, Parent, Purchaser and the Company executed the final Merger Agreement and the other final transaction documents, and the Company and Laborie finalized their respective communications packages.

Prior to the opening of trading on the Nasdaq Capital Market on March 12, 2018, press releases announcing the entry into the Merger Agreement and the other transaction documents were issued.

On March 26, 2018, Purchaser commenced the Offer. During the pendency of the Offer, Laborie intends to have ongoing contacts with the Company and its directors, officers and stockholders.

11. The Merger Agreement; Other Agreements.

Merger Agreement

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement is not intended to provide you with any factual information about Parent, Purchaser or the Company. Such information can be found elsewhere in this Offer to Purchase.

The Merger Agreement has been filed herewith as required by applicable SEC regulations and solely to inform investors of its terms. The Merger Agreement contains representations, warranties and covenants, which were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement (and, in the case of certain covenants relating to indemnification of directors and officers, for the benefit of directors and officers of the Company designated as third-party beneficiaries), are intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. The holders of Shares and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The Offer

Principal Terms of the Offer

The Merger Agreement provides that, subject to the terms and conditions of the Offer and the Merger Agreement, Purchaser will accept for payment all Shares validly tendered and not withdrawn pursuant to the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) promptly after Purchaser is permitted to do so under applicable law or regulations, and will pay the Offer Price in exchange for such Shares accepted for payment. The Merger Agreement provides that the obligation of Purchaser to accept for payment, and pay for, the Shares validly tendered (and not withdrawn) is subject to the satisfaction or (if permitted) waiver of the Offer Conditions.

The Merger Agreement provides that Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition other than the Minimum Condition and (iii) make any other changes to the terms and conditions of the Offer not inconsistent with the Merger Agreement, except that, without the prior written consent of the Company, Purchaser may not:

•	decrease the Offer Price,

•	change the form of consideration to be delivered by Purchaser pursuant to the Offer,

•	decrease the maximum number of Shares subject to the Offer,

•	impose conditions to the Offer in addition to the Offer Conditions,

•	amend, modify or supplement any of the Offer Conditions,

•	amend or modify the Minimum Condition, or

•	extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement, which is summarized under “Extensions of the Offer”.

The Merger Agreement also provides that Parent and Purchaser may waive the Minimum Condition only with the prior written consent of the Company, in its sole discretion.

Extensions of the Offer

The Merger Agreement provides that (i) if on the applicable Expiration Date, any of the Offer Conditions (including the Minimum Condition) have not been satisfied or, to the extent waivable by Parent or Purchaser pursuant to the Merger Agreement, waived by Parent or Purchaser, then Purchaser shall extend the Offer for successive periods of not more than ten business days each (as determined by Purchaser), or such other period as may be agreed by Parent and the Company, to permit the satisfaction of such Offer Conditions; and (ii) Purchaser shall extend the Offer for the minimum period required by applicable law, interpretation or position of the SEC or its staff or Nasdaq or its staff.

Schedule 14D-9 and Company Board Recommendation

The Merger Agreement provides that the Company will file the Schedule 14D-9 with the SEC on the same day as, and substantially contemporaneously with, the filing by Purchaser of the Schedule TO. The Merger Agreement provides that the Schedule 14D-9 will include: (i) the Company Board’s unanimous recommendation that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”), (ii) the fairness opinion of the Company’s financial advisor, (iii) a summary of the financial analysis performed by the financial advisor, and (iv) the notice of appraisal rights required to be delivered by the Company under Section 262(d)(2) of the DGCL.

Adjustments to the Offer Price

The Merger Agreement provides that the Offer Price will be adjusted proportionately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Shares), reorganization, recapitalization, reclassification, combination, exchange of shares, or other like change with respect to Shares occurring between the date of the Merger Agreement and the Offer Acceptance Time.

The Merger

Principal Terms of the Merger

The Merger Agreement provides that the Merger will close as soon as practicable following consummation of the Offer, but, in any event, within two business days after satisfaction or, to the extent permitted by the Merger Agreement, waiver of all of the conditions to the Merger (including the condition that Purchaser shall have accepted for payment and paid for Shares validly tendered (and not withdrawn) pursuant to the Offer).

The Merger will be governed by Section 251(h) of the DGCL. The Merger Agreement provides that the parties will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the first time as of which Purchaser irrevocably accepts any Shares for payment pursuant to the Offer (the “Offer Acceptance Time”), without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL.

The Merger Agreement provides that, as promptly as practicable following the Offer Acceptance Time, the Company will file with the Delaware Secretary of State a certificate of merger (the “Certificate of Merger”). The Merger Agreement provides that the Merger will become effective on such date and at such time (the “Effective

Time”) as the Certificate of Merger has been duly filed with the Delaware Secretary of State (or at such later time as may be agreed by the parties that is specified in the Certificate of Merger). The Merger Agreement provides that, at the Effective Time, the separate corporate existence of Purchaser will cease, and the Company will continue as the Surviving Corporation.

The Merger Agreement provides that, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be automatically converted into the right to receive an amount equal to the Offer Price, net to the seller in cash without interest thereon and subject to any required tax withholding (the “Merger Consideration”), payable to the holder thereof in accordance with the terms and conditions of the Merger Agreement, unless:

•	such Share is held by the Company immediately prior to the Effective Time or irrevocably accepted by Purchaser for purchase in the Offer, in which case such Share will be cancelled, and no payment will be made with respect thereto; or

•	such Share is a Dissenting Share (as defined in the following paragraph).

The Merger Agreement provides that Shares that are issued and outstanding immediately prior to the Effective Time and held by a stockholder who has properly exercised appraisal rights of such Shares in accordance with Section 262 of the DGCL (such Section, “Section 262,” and such Shares, until such time as such stockholder fails to perfect, withdraws or otherwise loses such holder’s appraisal rights under the DGCL with respect to such Shares, “Dissenting Shares”) will not be converted into or be exchangeable for the right to receive the Merger Consideration, but instead such holder will be entitled to payment of the appraised value of such Dissenting Shares in accordance with the provisions of Section 262. The Merger Agreement provides that, if any such holder shall have failed to perfect or shall have effectively waived, withdrawn or lost the right to appraisal under Section 262, such Shares will be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration for each Share, without any interest thereon.

Treatment of Company Options and other Compensatory Awards in the Merger

The Merger Agreement provides that, at the Effective Time, each option to purchase Shares (the “Company Options”) that is outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive an amount in cash equal to the product of (A) the total number of Shares subject to such Company Option and (B) the excess, if any, of the Merger Consideration over the exercise price per share of Shares previously subject to such Company Option. Each outstanding restricted Share (the “Restricted Shares”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive an amount in cash equal to the Merger Consideration for each such Restricted Share.

Representations and Warranties

In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser, including representations relating to, among other things: corporate existence and power; capitalization; subsidiaries; corporate authorization; governmental authorization; non-contravention; SEC filings and the Sarbanes-Oxley Act; financial statements and internal controls; certain disclosure documents; books and records; the Company not having certain undisclosed liabilities; compliance with applicable law or regulations; environmental matters; employee benefit plans; absence of certain changes; title to assets; litigation and investigations; taxes; labor and employment matters; intellectual property and information technology; properties; material contracts; insurance policies; customers and suppliers; compliance with applicable import and export controls; compliance with the U.S. Foreign Corrupt Practices Act and other applicable anti-corruption laws; compliance with applicable competition and antitrust laws; regulatory matters related to the U.S. Food and Drug Administration; products liability; data security and privacy; finders’ fees; information supplied by the Company for inclusion in the Schedule TO or the Schedule 14D-9 and related documents; and anti-takeover laws.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to the Company, including representations relating to, among other things: corporate existence and power; corporate authorization; governmental authorization; non-contravention; compliance with applicable law or regulations; information supplied by Parent and Purchaser for inclusion in the Schedule TO or the Schedule 14D-9 and related documents; financing; litigation and investigations; and Parent and Purchaser not being “interested stockholders” immediately prior to the time the Company Board approved the Merger Agreement.

Material Adverse Effect

Certain of the representations and warranties contained in the Merger Agreement and certain of the Offer Conditions contained in the Merger Agreement and this Offer to Purchase refer to the concept of a “Company Material Adverse Effect”.

The Merger Agreement defines a “Company Material Adverse Effect” as (i) any effect that, individually or in the aggregate, has a material adverse effect on the assets, liabilities, condition (financial or otherwise), business or results of operations of the Company and its subsidiaries, taken as a whole; or (ii) an effect that, individually or in the aggregate, would prevent, materially delay or materially impair the commencement of, or the purchase of or payment for Shares tendered pursuant to, the Offer, or the Company’s ability to complete the Merger, excluding, in the case of the preceding clause (i), any such material adverse effect resulting from or arising out of:

•	any changes in general United States or global economic conditions;

•	conditions (or changes therein) in any industry or industries in which the Company and the subsidiaries of the Company operate;

•	general economic or political or conditions (or changes therein), including any changes affecting financial, credit or capital market conditions;

•	any change or prospective changes in GAAP or interpretations thereof by the Financial Accounting Standards Board;

•	any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable law of and by any court or other governmental authority (including with respect to taxes);

•	acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of terrorism or acts of armed hostility or weather conditions or other natural disasters (including any material worsening of such conditions threatened or existing as of the date of the Merger Agreement);

•	the execution and delivery of the Merger Agreement or the consummation of the transactions contemplated thereby;

•	changes in the Share price, in and of itself;

•	any failure by the Company to meet any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself;

•	the pendency or public announcement of the execution of the Merger Agreement or the transactions contemplated thereby, including any resulting litigation; or

•	any action or failure to take any action that is expressly required by the Merger Agreement (excluding the Company operating in the ordinary course) or expressly consented to or requested by Parent in writing.

Covenants

Operating Covenants

The Merger Agreement provides that, except as expressly required or permitted by the Merger Agreement, to the extent necessary to prevent noncompliance with applicable laws or regulations, or as consented to by Parent in writing, during the period from the date of the Merger Agreement until the Effective Time, the Company will, and will cause each of its subsidiaries to, use its reasonable best efforts to prevent the occurrence of a Company Material Adverse Effect, conduct its business in the ordinary course, consistent with past practice including by using its commercially reasonable efforts to preserve intact its and their present business organizations, material assets and its material intellectual property and to preserve its and their present relationships with persons with whom it and they have material business relations.

The Merger Agreement also provides that, without limiting the generality of the foregoing, except for matters expressly permitted or contemplated by the Merger Agreement or as required by applicable law or regulations, the Company will not, nor will it permit any of its subsidiaries to, do any of the following without the prior written consent of Parent:

•	amend the Company’s or any of its subsidiaries’ certificate of incorporation, bylaws or other comparable charter or organizational documents or otherwise alter the corporate structure of the Company or any of its subsidiaries through merger, liquidation, reorganization or otherwise;

•	alter (through merger, liquidation, dissolution, reorganization, restructuring, recapitalization or in any other fashion) the corporate or other organizational structure or ownership of the Company or any of its subsidiaries;

•	issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock of the Company or any of its subsidiaries, or any equity or other ownership interest (including any phantom interest) in the Company or any of its subsidiaries, other than the issuance of Shares issuable pursuant to Company Options outstanding as of the date of the Merger Agreement;

•	redeem, repurchase or otherwise acquire, directly or indirectly, any Shares (other than pursuant to a repurchase right in favor of the Company with respect to unvested shares at no more than cost);

•	incur any indebtedness or guarantee any indebtedness for borrowed money or issue or sell any debt securities or guarantee any debt securities or other obligations of others;

•	accelerate, amend or change the period (or permit any acceleration, amendment or change) of exercisability of options or authorize cash payments in exchange for any options, except as may be required under any Company Options, contract or the Merger Agreement or as may be required by applicable law;

•	declare, set aside, make or pay any dividend or other distribution in respect of any of its capital stock or share capital (as applicable);

•	split, combine or reclassify any of its capital stock or share capital (as applicable) or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for shares of its capital stock;

•	amend the terms of, repurchase, redeem or otherwise acquire, or permit any subsidiary of the Company to repurchase, redeem or otherwise acquire, any of its securities or any securities of its subsidiaries;

•	take any action that would modify or change any term in any material respect of any indebtedness of the Company or any of the subsidiaries of the Company;

•	sell, lease, assign, transfer, abandon, fail to maintain, license, sublicense, subject to any lien or otherwise dispose of any material intellectual property or a material asset of the Company or a subsidiary of the Company except (i) pursuant to existing material contracts or commitments, or (ii) licenses in the ordinary course of business;

•	acquire any corporation, partnership or other business organization or division thereof or any other material property or assets;

•	enter into or terminate, or amend in any material respect, or request or agree to any material change in, any material contract (or any other contract to the extent such action would cause such contract to be a material contract) or grant any release or relinquishment of any material rights under any material contract;

•	authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of $250,000, taken as a whole;

•	forgive any loans to any person, including its employees, officers, directors or affiliates;

•	take various actions related to the compensation of directors, officers, employees or consultants;

•	hire or terminate (other than for cause, including any material failure to perform job duties or any material violation of the Company’s policies) any employee whose annual base compensation exceeds $150,000;

•	engage any new distributor or terminate or materially modify any existing distributor agreement(s) with any existing distributor;

•	write down any of its material assets, including any material intellectual property, other than as required by applicable law or GAAP;

•	take any action, other than as required by applicable law or GAAP, to change accounting policies or procedures (following consultation with the Company’s independent auditor);

•	accelerate or delay the collection of accounts receivable, defer the payment of accounts payable, or otherwise alter or amend any working capital procedures or practices;

•	agree to any exclusivity, non-competition, most favored nation, or similar provision or covenant restricting the Company, any of its subsidiaries or any of their respective affiliates from competing in any line of business or with any person or in any area or engaging in any activity or business;

•	take various actions relating to taxes and tax returns of the Company and its subsidiaries;

•	pay, discharge, settle or satisfy any liabilities (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business and in accordance with their terms, of liabilities (i) fully reflected or reserved against in, or contemplated by, the most recent consolidated financial statements or (ii) incurred in the ordinary course of business;

•	cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value;

•	initiate any legal proceeding or settle or agree to settle any legal proceeding (i) involving potential payments by or to the Company or any of its subsidiaries of more than $100,000, in the aggregate, (ii) that admit liability or consent to non-monetary relief, or (iii) that otherwise are or would reasonably be expected to be material to the Company and its subsidiaries, taken as a whole, or that involve Intellectual Property;

•	take any action which, to the knowledge of the Company, may cause, directly or indirectly, the Merger Agreement, the Offer or the Merger to not be governed by Section 251(h) of the DGCL;

•	engage in the conduct of business that would require the receipt of any additional consents or approvals of a governmental entity in connection with the consummation of the Merger and the other transactions contemplated by the Merger Agreement;

•	adopt a stockholders rights plan, “poison pill” or similar agreement or arrangement;

•	enter into any material new line of business or materially increase the scope of any line or business (other than continued development of pipeline products); or

•	authorize, recommend, propose or announce an intention to take, or enter into any contract to take, any of the foregoing actions.

No Solicitation and Superior Proposal Provisions

The Merger Agreement provides that, from the date of the Merger Agreement until the earlier of the Offer Acceptance Time and the termination of the Merger Agreement, neither the Company nor any of its subsidiaries will, and the Company and its subsidiaries shall use its reasonable best efforts to cause their directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives (collectively, the “Representatives”) not to, directly or indirectly, solicit, initiate, knowingly encourage or knowingly facilitate the submission or an announcement of any Company Competing Proposal (as defined below) or the making of any inquiry, offer or proposal that would reasonably be expected to lead to any Company Competing Proposal or (i) participate in any negotiations regarding any Company Competing Proposal, (ii) afford anyone access to the business, properties, assets, employees, officers, directors, books or records of the Company or any subsidiary of the Company, or furnish to anyone any nonpublic information relating to the Company or any subsidiary of the Company, in each case, in connection with any Company Competing Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to any Company Competing Proposal, (iii) engage in, continue or otherwise participate in negotiations or discussions (other than to state that they are not permitted to have discussions) with anyone, other than Parent, Purchaser and their respective Representatives, with respect to any Company Competing Proposal or any inquiry, offer or proposal that could reasonably be expected to lead to any Company Competing Proposal, (iv) waive, terminate, modify or release anyone from any standstill or similar agreement or obligation (except that the Company may waive such standstill agreement or obligation solely to permit a person privately to make a Competing Company Proposal to the Company Board if the Company Board has determined in good faith, after consultation with the Company’s outside legal counsel, that the failure to take such action would reasonably be likely to result in a breach of the fiduciary duties of the members of the Company Board under applicable law), (v) approve any transaction under, or anyone becoming an “interested stockholder” under, Section 203 of the DGCL, (vi) enter into any letter of intent, agreement in principle, term sheet, merger agreement, joint venture agreement, partnership agreement or any agreement or commitment (X) contemplating or otherwise providing for, any Company Competing Proposal or (Y) requiring the Company to abandon, terminate or fail to consummate the Merger, or (vii) resolve, propose or agree to do any of the foregoing.

The Merger Agreement also provides that the Company will (and will cause its subsidiaries to) cease immediately, and will use its reasonable best efforts to cause its Representatives to cease, any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date of the Merger Agreement with respect to any Company Competing Proposal and promptly, but in any event within two business days after the date of the Merger Agreement, deliver written notice to each such third party to the effect that the Company is ending all such existing activities, discussions or negotiations, which notice must also request that such third party promptly return or destroy all non-public information in respect of the Company or any subsidiary that was furnished by or on behalf of the Company and its subsidiaries. The Merger Agreement provides that any violation of the foregoing restrictions by any subsidiary of the Company or Representative of the Company or any of its subsidiaries will be deemed to be a breach by the Company of the provisions of the Merger Agreement providing for such restrictions.

The Merger Agreement provides that, notwithstanding the provisions of the Merger Agreement which are summarized in the preceding two paragraphs, if the Company receives, prior to the Offer Acceptance Time, a bona fide, unsolicited, written Company Competing Proposal from any third party not resulting from or arising out of the Company’s material breach of the foregoing restrictions, and the Company Board determines, in good faith, after consultation with the Company’s outside legal and financial advisors, that such Company Competing Proposal (i) constitutes a Company Superior Proposal or (ii) would reasonably be expected to result in a Company Superior Proposal, then, in either event, with respect to such Company Competing Proposal or third party, the Company may furnish nonpublic information to the third party making such Company Competing Proposal upon receipt from such third party of a confidentiality agreement that meets the requirements set forth in the Merger Agreement and engage in discussions or negotiations with such third party with respect to the Company Competing Proposal, provided, in each case, the Company Board has first determined, in good faith, after consultation with the Company’s outside legal counsel, that the failure to take such action would reasonably be likely to result in a breach of the fiduciary duties of the members of the Company Board under applicable law.

The Merger Agreement provides that the Company will not be permitted to take any of the actions described in the provisions of the Merger Agreement which are summarized in the preceding paragraph unless, at least 24 hours prior to taking such action, the Company notifies Parent in writing that it intends to take such action. The Merger Agreement further provides that the Company will also promptly (and, in any event, within 48 hours) notify Parent after receipt by the Company, any of its subsidiaries or any of its Representatives of any Company Competing Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to any Company Competing Proposal, or any request for non-public information relating to the Company or any of its subsidiaries or for access to the business, properties, assets, employees, officers, directors, books or records of the Company or any of its subsidiaries by any third party, in each case in connection with any Company Competing Proposal or inquiry, offer or proposal that would reasonably be expected to lead to a Company Competing Proposal. The Merger Agreement provides that, in such notice, the Company will identify the third party making, and the material terms and conditions of, any such Company Competing Proposal, inquiry, offer, proposal or request. The Merger Agreement provides that the Company will:

•	keep Parent reasonably informed on a daily basis (or more frequently if the context requires) of the progress of negotiations concerning any such Company Competing Proposal, the material resolved and unresolved issues related thereto and any other material matters identified with reasonable specificity by Parent or its representatives, and the material details (including material amendments or proposed amendments as to price and other material terms) of any such Company Competing Proposal;

•	promptly upon receipt or delivery thereof, provide Parent (or its outside counsel) with unredacted copies of all material documents relating to any such Company Competing Proposal (including the financing thereof), request or inquiry exchanged between the Company, any of its subsidiaries or Representatives, on the one hand, and the third party making a Company Competing Proposal or any of its affiliates or representatives, on the other hand;

•	promptly provide or make available to Parent or its representatives all non-public information concerning the business, present or future performance, financial condition or results of operations of the Company (or any of its subsidiaries), provided to any third party or its representatives that was not previously provided or made available to Parent; and

•	provide Parent with at least 24 hours’ prior notice (or such lesser period of prior notice provided to the members of the Company Board) of any meeting of the Company Board at which the Company Board is reasonably expected to consider any Company Competing Proposal.

As defined in the Merger Agreement, “Company Competing Proposal” means any inquiry, proposal or offer from any third party relating to any transaction or series of related transactions involving any direct or indirect:

•	merger, consolidation, spin-off, share exchange (including a split-off) or business combination, joint venture or similar transaction involving the Company or any of its subsidiaries representing 20% or more of the consolidated assets or annual revenues of the Company and its subsidiaries, taken as a whole;

•	sale, lease, exchange, mortgage, transfer, license (other than licenses in the ordinary course of business), or other disposition of 20% or more of the consolidated assets (including the equity of the subsidiaries of the Company) of the Company and its subsidiaries, taken as a whole (measured by the lesser of book or fair market value thereof);

•	purchase or sale of shares of capital stock or other securities representing 20% or more of the voting power of the capital stock of the Company, including by way of a tender offer or exchange offer;

•	extraordinary dividend, reorganization, recapitalization, liquidation or dissolution of the Company; or

•	other transaction having a similar effect to the previously described proposals.

As defined in the Merger Agreement, “Company Superior Proposal” means any bona fide written Company Competing Proposal (with references to 20% being deemed to be replaced with references to 50%) which (i) the Company Board or a duly authorized committee thereof, determines in good faith after consultation with the Company’s outside legal and financial advisors, and after taking into account all financial (including economic and financing terms, including certainty of financing), legal, regulatory, and other aspects (including the form of consideration and the third party making the proposal) of such Company Competing Proposal, to be more favorable to the stockholders of the Company from a financial point of view than the transactions contemplated by the Merger Agreement, taking into account all relevant factors (including all the terms and conditions of such Company Competing Proposal and the Merger Agreement (including any changes to the terms of the Merger Agreement proposed by Parent in response to such Company Competing Proposal or otherwise), the expectation of obtaining required regulatory and other approvals, the likelihood and anticipated timing of consummation) and the form of consideration offered to the Company’s stockholders (including whether such consideration consists of cash or securities having a readily ascertainable value or some combination thereof), and (ii) would reasonably be expected to be completed on the terms proposed by the third party making such Company Competing Proposal (taking into account all financial (including economic and financing terms, including certainty of financing), legal, regulatory and other aspects (including the form of consideration and the third party making the proposal) of such Company Competing Proposal.

Change of Recommendation

The Merger Agreement provides that, except as provided below, the Company Board shall not (i) approve, endorse, adopt or recommend or propose publicly to approve, endorse, adopt or recommend any Company Competing Proposal, (ii) other than in the case of a Company Competing Proposal in the form of a tender or exchange offer, fail to affirm publicly the Company Board Recommendation upon Parent’s written request within five business days after such request after a public announcement of a Company Competing Proposal, (iii) fail to recommend against acceptance of any tender offer or exchange offer (other than the Offer or any other tender offer or exchange offer by Parent or Purchaser) for the Shares prior to the eleventh business day after the commencement of such tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act, (iv) fail to make the Company Board Recommendation, (v) withdraw, change, amend, modify or qualify, or otherwise propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation, (vi) make any public statement with respect to the transactions contemplated by the Merger Agreement that is materially inconsistent with the Company Board Recommendation, or (vii) resolve or agree to take any of the foregoing actions (each, a “Company Change of Recommendation”).

The Merger Agreement provides that, notwithstanding the provisions of the Merger Agreement summarized above in this subsection entitled “Change of Recommendation”, the Company Board may make a Company Change of Recommendation in response to a Company Intervening Event (as defined below), if and only if:

•	the Company Board has determined in good faith that a Company Intervening Event has occurred;

•	the Company provides Parent with four business days’ prior written notice and enters good faith negotiations with Parent to address the Company Intervening Event; and

•	following the expiration of the notice period (and any extensions thereof), the Company Board determines, in good faith, after consultation with the Company’s outside legal counsel, that the failure to take such action would reasonably be likely to result in a breach of the fiduciary duties of the members of the Company Board under applicable law.

As defined in the Merger Agreement, a “Company Intervening Event” means, subject to certain qualifications, a material effect (i) that becomes known to the Company Board after the date of the Merger Agreement, (ii) that was not known to, and was not reasonably foreseeable by, the Company Board or a committee thereof that authorized the execution of the Merger Agreement, as of the date of the Merger Agreement and (iii) that does not relate in any way to any Company Competing Proposal.

Additionally, the Company Board may make a Company Change of Recommendation response to a Company Superior Proposal, if and only if:

•	the Company provides Parent with four business days’ prior written notice and enters good faith negotiations with Parent regarding potential revisions to the Merger Agreement;

•	the Company attaches to such notice a copy of the Company Superior Proposal, a copy of any proposed agreements for such Company Superior Proposal or, if not provided in writing to the Company, a written summary of the terms and the identity of the third party making the Company Superior Proposal;

•	during the notice period, the Company negotiates with Parent in good faith to make such adjustments in the terms and conditions of the Merger Agreement so that such Company Competing Proposal ceases to constitute a Company Superior Proposal, if Parent, in its discretion, proposes to make such adjustments, with the notice period being extended each time there is any material revision to the terms of a Company Superior Proposal, including any revision in price, to ensure that at least two business days remain in the notice period subsequent to the time the Company notifies Parent of any such material revision;

•	Parent does not make, within the notice period (and any extensions thereof), an offer that the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisor, to be at least as favorable to the stockholders of the Company as such Company Superior Proposal; and

•	following the expiration of the notice period (and any extensions thereof), the Company Board determines, in good faith, after consultation with the Company’s outside legal counsel, that the failure to take such action would reasonably be likely to result in a breach of the fiduciary duties of the members of the Company Board under applicable law.

The Merger Agreement provides that nothing contained in the Merger Agreement shall prohibit the Company or the Company Board from (i) disclosing to the Company’s stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to its stockholders if the Company Board has reasonably determined in good faith after consultation with the Company’s outside legal counsel that the failure to do so would reasonably be likely to result in a breach of the fiduciary duties of the members of the Company Board under applicable Delaware law or if such disclosure is otherwise required by law. Any such disclosure (other than a “stop, look and listen” communication) will constitute a Company Change of Recommendation unless the Company Board expressly and publicly reaffirms the Company Board Recommendation in such disclosure or within two business days after Parent requests that the Company Board make such a reaffirmation.

Access to Information

The Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, the Company will, and will cause its subsidiaries to, give Parent and its Representatives reasonable access to the offices, properties, books, records, contracts, governmental authorizations, documents, directors, officers and employees of the Company and its subsidiaries and furnish certain financial, tax and operating data as reasonably requested subject in each case to certain limitations relating to confidentiality, attorney-client privilege, and limitations under applicable law or regulations.

Notice of Certain Events

The Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (i) of any notice or other communication received by such party from any court or other governmental authority in connection with the Merger Agreement, the Offer, the Merger or other transactions contemplated by the Merger Agreement, or from any third party alleging that the consent of such third party is or may be required in connection with the Offer, the Merger or the other transactions contemplated by the Merger Agreement, (ii) of any legal proceeding commenced or, to any party’s knowledge, threatened against, such party or any of its subsidiaries or affiliates or otherwise relating to, involving or affecting such party or any of its subsidiaries or affiliates, in each case in connection with, arising from or otherwise relating to the Merger Agreement, the Offer, the Merger or other transactions contemplated by the Merger Agreement, (iii) any notice or other communication received by the Company, Parent or Purchaser from any third party requesting the convening of a meeting of the stockholders of such party and (iv) upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or, in the case of the Company, any of the subsidiaries of the Company, which would reasonably be expected to have a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be, or which would reasonably be expected to prevent or materially delay or impede the consummation of the transactions contemplated by the Merger Agreement. In addition, the Company shall give prompt notice to Parent of any inaccuracy of any representation or warranty of the Company or breach of any covenant or agreement by the Company contained in the Merger Agreement at any time during the term thereof that would reasonably be expected to cause the Minimum Condition or certain other conditions not to be satisfied at the Offer Acceptance Time.

Cooperation with Financing

The Company has agreed to, and to cause each of its subsidiaries to, provide Parent and Purchaser with all cooperation reasonably requested by Parent and Purchaser to assist in arranging the debt financing (if any) to be obtained by Parent, Purchaser or their respective affiliates in connection with the Offer and the Merger (the “Debt Financing”), including:

•	subject to certain limitations, making appropriate officers available for participation in a reasonable number of meetings, presentations, due diligence sessions, drafting sessions and sessions with prospective lenders and rating agencies, and cooperating with the marketing efforts for any Debt Financing;

•	assisting with the preparation of customary materials for rating agency presentations, information memoranda, lender and investor presentations and similar documents in connection with any Debt Financing;

•	assisting in the preparation of, and executing and delivering, any definitive financing documents, including guarantee and collateral documents and other certificates, instruments and documents ancillary to any Debt Financing or as may be reasonably requested by Parent that are, in each case, effective only upon the occurrence of the Closing;

•	facilitating the pledging of collateral for any Debt Financing that is effective only upon the occurrence of the Closing;

•	taking all corporate and other equivalent actions and providing such other assistance reasonably necessary or reasonably requested by Parent, that are, in each case, effective only upon the occurrence of the Closing;

•	obtaining other documentation and items customarily required by any Debt Financing or as are reasonably requested by Parent; and

•	providing all documentation and other information about the Company and its subsidiaries as is requested in writing by Parent in connection with any Debt Financing that relates to applicable “know your customer” and anti-money laundering rules and regulations.

The areas of cooperation listed in the previous paragraph are subject, in each case, to the proviso that none of the Company or its subsidiaries will be required to take any action that would reasonably be expected to (i) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, the organizational documents of the Company or any of its subsidiaries, any major contract or any applicable law, (ii) waive or amend any term in the Merger Agreement, (iii) unreasonably interfere with the conduct of their respective business or operations, (iv) prevent the prompt and timely discharge in all material respects of the duties of any of their respective officers, (iv) result in any of their respective officers or directors incurring any personal liability with respect to any matters related to any Debt Financing, (v) require any of them or their respective affiliates to take any action that is not contingent upon the Closing, (vi) require providing access to or disclose information that the Company is advised by legal counsel would jeopardize any attorney-client privilege of, or violate with confidentiality agreements binding on, the Company or any of its subsidiaries, or (vii) require any of them to change any fiscal period.

Director and Officer Indemnification

The Merger Agreement provides that for not less than six years from and after the Effective Time, Parent will cause the Surviving Corporation to indemnify and hold harmless all current and former officers, directors and similar functionaries of the Company and its subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including advancing reasonable attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, in connection with such persons serving as an officer or director of the Company or any of its subsidiaries or of any person serving at the request of the Company or any of its subsidiaries as a director, officer, employee or agent of another person, to the fullest extent permitted by Law or provided pursuant to the organizational documents of the Company or any of its subsidiaries or any other agreement disclosed to Parent.

The Merger Agreement further provides that the Company, Parent and Purchaser agree that for six years after the Effective Time all rights to elimination or limitation of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the Indemnified Parties as provided in the organizational documents of the Company or any of its subsidiaries or any agreement disclosed to Parent will survive the Merger and will continue in full force and effect.

The Merger Agreement further provides that Parent will provide, or will cause the Surviving Corporation to provide, for an aggregate period of not less than six years from the Effective Time, the Company’s current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time that is no less favorable than the Company’s existing policy as of the date of the Merger Agreement or, if insurance coverage that is no less favorable is unavailable, the best available coverage, provided that Parent and the Surviving Corporation will not be required to pay an annual premium for such insurance and indemnification policy in excess of 300% of the last annual premium paid prior to the date of the Merger Agreement or, if less, the cost of a policy providing coverage on the same terms as the Company’s existing policy as of the date of the Merger Agreement.

The rights and obligations described above will survive consummation of the Merger and will not be terminated or amended in a manner that is adverse to any Indemnified Party without the written consent of such Indemnified Party and such provisions described above are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives.

Reasonable Best Efforts to Consummate the Merger; Regulatory Filings

The Merger Agreement provides that each of the Company, Purchaser and Parent will use their reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary under applicable law or regulations to consummate the transactions contemplated by the Merger Agreement, including (i) preparing and filing, in consultation with the other party and as promptly as practicable, all documentation to effect all necessary applications, notices, petitions, filings, and other documents and (ii) using its reasonable best efforts to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary to be obtained by such party from any third party or any court or other governmental authority in order to consummate the Merger or any of the other transactions contemplated by the Merger Agreement.

The Merger Agreement provides that, notwithstanding anything to the contrary therein, in connection with the receipt of any necessary approvals or clearances by any court or other governmental authority (including under any applicable antitrust law), nothing in the Merger Agreement will require Parent or any of its affiliates to, nor shall the Company or any of its affiliates without the prior written consent of Parent agree or proffer to, divest, hold separate, or enter into any license or similar agreement with respect to, or agree to restrict the ownership or operation of, or agree to conduct or operate in a specified manner, any portion of the business, rights, product lines, services or other operations or assets of Parent, the Company or any of their respective affiliates (the foregoing, collectively, the “Divestiture Actions”). Further, notwithstanding anything to the contrary in the Merger Agreement, in no event shall Parent or any of its affiliates be obligated to litigate or participate in the litigation of any legal proceeding, whether judicial or administrative, brought by any court or other governmental authority or appeal any order (i) challenging or seeking to make illegal, delay materially or otherwise directly or indirectly restrain or prohibit the Offer or the consummation of the Merger or the other transactions contemplated by the Merger Agreement or seeking to obtain from Parent or any of its affiliates any damages in connection therewith, or (ii) seeking to prohibit or limit in any respect, or place any conditions on, the ownership or operation by the Company, Parent or any of their respective affiliates of all or any portion of the business, assets or any product of the Company or any of its affiliates or Parent or any of its affiliates or to require any such person to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or enter into a consent decree or hold separate all or any portion of the business, assets or any product of the Company or any of its affiliates or Parent or any of its affiliates, in each case as a result of or in connection with the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement (the foregoing, collectively, the “Litigation Actions”).

Public Announcements

The Merger Agreement provides that Parent and the Company will consult with each other before issuing any press release or other public statement with respect to the Merger Agreement or the transactions contemplated thereby, subject to certain customary exceptions.

Sections 16 and 14 Matters

The Merger Agreement provides that, prior to the Effective Time, the Company may approve, in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and in accordance with the Interpretative Letter dated January 12, 1999 issued by the SEC relating to Rule 16b-3, any dispositions of equity securities of the Company (including derivative securities with respect to equity securities of the Company) resulting from the transactions contemplated by the Merger Agreement by each officer or director of the

Company who is subject to Section 16 of the Exchange Act with respect to equity securities of the Company and any affiliate of a director of the Company that may rely on Rule 16b-3. In addition, the compensation committee or similar committee of the Company Board must adopt resolutions and approvals as are necessary for all employment, compensation, severance or other benefit arrangements with directors, officers, or employees of the Company made or undertaken in connection with the transactions contemplated by the Merger Agreement to be subject to the safe harbor set forth in Rule 14d-10(d)(2) promulgated under the Exchange Act.

Employment and Employee Benefits

The Merger Agreement provides that, from and after the date of the closing of the Merger, each employee who continues to be actively employed by Parent or the Surviving Corporation or any subsidiary thereof, will receive credit under each employee benefit plan sponsored by Parent under which such employee is eligible to participate, for periods of employment with the Company (including any current or former affiliate of the Company or any predecessor of the Company to the extent such service was recognized by the respective benefit plan of the Company) for purposes of calculating such employee’s eligibility and vesting service and benefit amounts under any severance or vacation plan, unless such credit would result in a duplication of benefits with respect to the same period of service.

The Merger Agreement provides that the provisions of the Merger Agreement which are summarized above were included in the Merger Agreement for the sole benefit of the parties to the Merger Agreement, and do not create any right in any other third party, including any such continuing employee.

Conditions to the Merger

The Merger Agreement provides that the obligations of the Company, Parent and Purchaser to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (i) no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court or other governmental authority of competent jurisdiction and remain in effect, and there will not be any applicable law or regulation enacted or deemed applicable to the Merger that makes the consummation of the Merger illegal; and (ii) Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment all of the Shares validly tendered pursuant to the Offer and not validly withdrawn.

Termination of the Merger Agreement

Rights to Terminate the Merger Agreement

The Merger Agreement provides that the Merger Agreement may be terminated by mutual written agreement of the Company and Parent at any time prior to the Effective Time. Additionally, the Merger Agreement may be terminated at any time prior to the Effective Time by either the Company or Parent if:

•	the Offer Acceptance Time has not occurred on or prior to the close of business on September 7, 2018, provided that either the Company or Parent may, by written notice delivered during the three business days prior to September 7, 2018, extend such date to March 11, 2019 if, at the time of such extension, all of the Offer Conditions, other than any of the Governmental Restraints Conditions (as defined in Section 15 – “Conditions of the Offer”), have been satisfied, and the Governmental Restraints Conditions are then reasonably anticipated by the party delivering such notice of extension to be capable of being satisfied on or prior to March 11, 2019 (September 7, 2018 or March 11, 2019, as applicable, being referred to herein as the “End Date”); or

•	a court of competent jurisdiction or other governmental authority of competent jurisdiction has issued a final and nonappealable order, decree or ruling, adopted any applicable law, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal.

The Merger Agreement provides that the Merger Agreement may be terminated at any time prior to the Offer Acceptance Time by Parent by written notice to the Company if:

•	a court of competent jurisdiction or other governmental authority of competent jurisdiction in respect of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or any antitrust and competition laws of any jurisdiction other than the United States (collectively, “Other Antitrust Laws”) requires Parent to accept any Divestiture Action or undertake any Litigation Action (any such termination, a “Parent-Initiated Antitrust Termination”);

•	the Company Board, or any committee thereof, has made a Company Change of Recommendation or otherwise approved, endorsed or recommended a Competing Company Proposal;

•	the Company, any subsidiary of the Company or any of their Representatives has materially breached any of the Company’s obligations under Section 5.2 of the Merger Agreement; or

•	a breach of any representation or warranty or failure to perform any covenant or obligation contained in the Merger Agreement on the part of the Company has occurred that would cause a failure of the Offer Conditions and the Company cannot use commercially reasonable efforts to cure such failure by the earlier of the End Date and thirty days following the date on which Parent gives the Company notice of such breach.

The Merger Agreement provides that the Merger Agreement may be terminated at any time prior to the Offer Acceptance Time by the Company by written notice to Parent if:

•	a court of competent jurisdiction or other governmental authority of competent jurisdiction in respect of the HSR Act or any Oher Antitrust Law requires Parent to accept any Divestiture Action or undertake any Litigation Action and, within ten days thereafter, Parent fails to provide written notice to the Company of its election to (i) effect a Parent-Initiated Antitrust Termination or (ii) commit to take all steps necessary to avoid or eliminate each impediment under any requirements that may be asserted by such court or other governmental authority in respect of the HSR Act or Other Antitrust Law so as to enable the parties to close the transactions contemplated by the Merger Agreement (such commitment, a “Parent Antitrust Commitment”);

•	following Parent’s delivery of a Parent Antitrust Commitment, Parent subsequently thereafter fails to take all steps necessary to avoid or eliminate each impediment under any requirements that may be asserted by such court or other governmental authority in respect of the HSR Act or Other Antitrust Law so as to enable the parties to close the transactions contemplated by the Merger Agreement;

•	the Company Board has authorized the Company to make a Change in Company Recommendation as a result of a Company Superior Proposal and, substantially concurrently with such termination, the Company enters into a Superior Proposal Acquisition Agreement relating to such Company Superior Proposal;

•	all of the Offer Conditions, other than any of the Governmental Restraints Conditions, have been satisfied and the Company delivers such written notice to Parent within two business days of the End Date;

•	a breach of any representation or warranty or failure to perform any covenant or obligation contained in the Merger Agreement on the part of Parent has had a Parent Material Adverse Effect (as defined in the Merger Agreement) and Parent cannot use commercially reasonable efforts to cure such Parent Material Adverse Effect by the earlier of the End Date and thirty days following the date on which the Company gives Parent notice of such breach;

•	Purchaser shall have terminated the Offer prior to the Expiration Date other than in accordance with the Merger Agreement; and

•	the Offer Conditions have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Offer Acceptance Time, but subject to those conditions being able to be satisfied), and Purchaser fails to consummate the Offer within five business days following the Expiration Date.

Effect of Termination

The Merger Agreement provides that if the Merger Agreement is terminated pursuant to the provisions of the Merger Agreement which are summarized above, the Merger Agreement will become null and void without liability of any party to the Merger Agreement, except that no such termination will relieve any party thereto of any liability for damages resulting from (i) fraud, (ii) any material breach of a representation or warranty that has been made with the actual knowledge of the breaching party or (iii) an intentional and material failure to perform any of the covenants or other agreements contained in the Merger Agreement with the actual knowledge that the taking of such act or failure to act would constitute a breach. The Merger Agreement provides that certain provisions of the Merger Agreement relating to the effect of termination, payment of the Company Termination Fee or the Parent Termination Fee (each as defined below), limitations on assignment, choice of governing law, venue and jurisdiction and waiver of jury trial will survive any such termination of the Merger Agreement.

Company Termination Fee, Parent Termination Fee and Expenses

The Merger Agreement provides that all costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such cost or expense.

The Merger Agreement provides that the Company will be required to pay Parent a fee in an amount equal to $8,365,000 in cash (the “Company Termination Fee”) if:

•	Parent terminates the Merger Agreement because (i) the Company Board has made a Company Change of Recommendation or otherwise approved, endorsed or recommended a Competing Company Proposal, or (ii) the Company, a subsidiary of the Company or any of their Representatives has materially breached any of their representations under Section 5.2 of the Merger Agreement;

•	Parent terminates the Merger Agreement because the Company breaches any representation or warranty or fails to perform any covenant or obligation that causes a failure of one of the Offer Conditions and both (i) a Company Competing Proposal shall have been publicly disclosed and not publicly, irrevocably withdrawn prior to the date of such termination and (ii) within twelve months of such termination (A) the Company consummates any transaction contemplated by any Company Competing Proposal, or (B) the Company enters into a definitive agreement providing for any Company Competing Proposal; or

•	the Company terminates the Merger Agreement following the Company Board’s authorization of the Company to make a Change in Company Recommendation as a result of a Company Superior Proposal and in order for the Company to, substantially concurrently with such termination, enter into a Superior Proposal Acquisition Agreement relating to such Company Superior Proposal.

The Merger Agreement provides that Parent will be required to pay the Company a fee in an amount equal to $14,340,000 in cash if:

•	Parent terminates the Merger Agreement following a court of competent jurisdiction or other governmental authority of competent jurisdiction in respect of the HSR Act or any Other Antitrust Law requiring Parent to accept any Divestiture Action or undertake any Litigation Action; or

•	the Company terminates the Merger Agreement because (i) within ten days following a court of competent jurisdiction or other governmental authority of competent jurisdiction in respect of the HSR

Act or any Other Antitrust Law requiring Parent to accept any Divestiture Action or undertake any Litigation Action, Parent fails to provide written notice to the Company of its election to (A) effect a Parent-Initiated Antitrust Termination or (B) commit to a Parent Antitrust Commitment, or (ii) after making a Parent Antitrust Commitment, Parent subsequently thereafter fails to take all steps necessary to avoid or eliminate each impediment under any requirements that may be asserted by such court or other governmental authority in respect of the HSR Act or Other Antitrust Law so as to enable the parties to close the transactions contemplated by the Merger Agreement.

The Merger Agreement provides that Parent will be required to pay the Company a fee in an amount equal to $9,560,000 in cash (such amount or the higher amount of $14,340,000 as referenced above, as applicable, the “Parent Termination Fee”) if the Company terminates the Merger Agreement because all of the Offer Conditions, other than any of the Governmental Restraints Conditions, have been satisfied and the Company delivers written notice of such termination to Parent within two business days of the End Date.

If, within 12 months after the valid termination of the Merger Agreement under circumstances requiring the payment of the Parent Termination Fee (and provided that the Parent Termination Fee is paid in accordance with the terms of the Merger Agreement), the Company enters into a definitive agreement providing for any Company Competing Proposal with an aggregate value equal to or greater than $239,000,000, then the Company must, concurrently with the consummation of such Company Competing Proposal, pay to Parent an amount equal to the Parent Termination Fee, less the reasonable fees and expenses of the Company actually incurred and documented in connection with the negotiation of the Merger Agreement and in furtherance of the consummation of the transactions contemplated thereby.

Amendment of the Merger Agreement

The Merger Agreement provides that, at any time prior to the Effective Time, the Merger Agreement may be amended or supplemented in any and all respects by written agreement of the Company, Parent and Purchaser.

Specific Performance of the Merger Agreement

The Merger Agreement provides that the parties to the Merger Agreement will be entitled to seek, in addition to any monetary remedy or damages, a decree or order of specific performance to enforce the terms and provisions of the Merger Agreement, or an injunction to prevent breaches of the Merger Agreement.

Other Agreements

Tender and Support Agreements

The following is a summary of the material provisions of the Tender and Support Agreements (as defined below). The following description of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreements, copies of which are filed as Exhibits (d)(2) and (d)(3) to the Schedule TO and are incorporated herein by reference. For a complete understanding of the Tender and Support Agreements, you are encouraged to read the full text of the Tender and Support Agreements.

Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into Tender and Support Agreements dated as of March 11, 2018 (the “Tender and Support Agreements”) with each of Lewis C. Pell (“Mr. Pell”) and Accelmed Growth Partners, L.P. (“Accelmed” and, together with Mr. Pell, each, a “Supporting Stockholder”). The Supporting Stockholders collectively beneficially owned, in the aggregate, 36,180,756 Shares as of March 22, 2018 (or approximately 59.4% of the total of all Shares that are outstanding and all additional Shares that are deemed outstanding for purposes of calculating the Supporting Stockholders’ percentage ownership in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act as of March 22, 2018).

The Tender and Support Agreements provide that each Supporting Stockholder will promptly (and, in any event no later than five business days after the commencement of the Offer) tender into the Offer, and not withdraw, all outstanding Shares such Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Tender and Support Agreement or that such Supporting Stockholder acquires record ownership or beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of after such date during the Support Period (as defined below) (collectively, the “Subject Shares”). The Tender and Support Agreements provide that, notwithstanding the foregoing, the Supporting Stockholders will not be required to exercise any Company Options, or other equity awards thereunder.

Each Tender and Support Agreement also provides that, during the Support Period, the Supporting Stockholders will vote their Subject Shares against any (i) Company Competing Proposal, (ii) reorganization, recapitalization, dissolution, liquidation or winding-up of the Company or any other extraordinary transaction involving the Company or any of its subsidiaries other than the Merger, (iii) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of any of the transactions contemplated by the Merger Agreement, or (iv) other matter relating to, or in connection with, any of the foregoing matters.

Under the Tender and Support Agreements, each Supporting Stockholder grants a proxy appointing Parent as such Supporting Stockholder’s attorney-in-fact and proxy, with full power of substitution, for and in such Supporting Stockholder’s name, to vote, express consent or dissent, or otherwise to utilize the voting power in the Tender and Support Agreement.

The “Support Period” is defined under the Tender and Support Agreements as the period from the date of such Tender and Support Agreements until the earliest to occur of (i) the Offer Acceptance Time, (ii) the termination of such Tender and Support Agreement by mutual written consent of Parent and the applicable Supporting Stockholder, (iii) the date of a Qualifying Termination (as defined below) of the Merger Agreement, and (iv) the date that is six months following the date of a Non-Qualifying Termination (as defined below) of the Merger Agreement.

Under the Tender and Support Agreements, a “Qualifying Termination” of the Merger Agreement means a termination of the Merger Agreement, in accordance with its terms, other than a termination (i) by the Company if the Company Board has authorized the Company to make a Change in Company Recommendation as a result of a Company Superior Proposal and, substantially concurrently with such termination, the Company enters into a Superior Proposal Acquisition Agreement relating to such Company Superior Proposal, (ii) by Parent if the Company Board has made a Company Change of Recommendation or otherwise approved, endorsed or recommended a Competing Company Proposal, or (iii) by Parent if a breach of any representation or warranty or failure to perform any covenant or obligation contained in the Merger Agreement on the part of the Company has occurred that would cause a failure of the Offer Conditions and the Company cannot use commercially reasonable efforts to cure such failure by the earlier of the End Date and thirty days following the date on which Parent gives the Company notice of such breach (each of clauses (i), (ii) and (iii) above, a “Non-Qualifying Termination”).

In the event of (i) the valid termination of the Merger Agreement pursuant to a Non-Qualifying Termination or (ii) a Company Change of Recommendation in compliance with the terms of the Merger Agreement, then the number of Subject Shares subject to the provisions of the Tender and Support Agreements will be automatically reduced pro rata such that the aggregate number of Subject Shares will represent no more than that number of Shares which, when taken together with 50% of the outstanding Shares not beneficially owned by Supporting Stockholders, will represent one Share less than 50% of the outstanding Shares.

Restrictive Covenant Agreements.

Also in connection with the Merger Agreement, on March 11, 2018, each of Mr. Pell and Accelmed Growth Partners Management Ltd., an affiliate of Accelmed, entered into a Restrictive Covenant Agreement with Parent and Purchaser. These Agreements include, among other things, covenants regarding (i) non-solicitation of a specified group of the Company’s senior management and (ii) confidentiality. This summary of the Restrictive Covenant Agreements does not purport to be complete and is qualified in its entirety by reference to the Restrictive Covenant Agreements, copies of which are filed as Exhibits (d)(7) and (d)(8) to the Schedule TO, respectively, and are incorporated herein by reference.

Mutual Nondisclosure Agreement

The Company and LMTC entered into a mutual nondisclosure agreement dated June 16, 2017 (the “Mutual Nondisclosure Agreement”). Under the terms of the Mutual Nondisclosure Agreement, LMTC and the Company agreed that, subject to certain exceptions, certain non-public, confidential or proprietary information each may make available to the other in connection with discussions concerning a possible acquisition of the Company by LMTC, will not be disclosed or used for any other purpose.

Following the execution of the Mutual Nondisclosure Agreement, each of Mr. Pell and Accelmed signed a joinder (collectively, the “Joinders”) to the Confidentiality Agreement. Pursuant to the Joinders, each of Mr. Pell and Accelmed agreed, among other things, to be bound by the Confidentiality Agreement as a Representative of the Company thereunder (and as such term is defined therein) and to be directly liable to each of the Company and LMTC for any breaches of such person’s or such person’s representatives’ obligations.

This summary of the Mutual Nondisclosure Agreement and the Joinders does not purport to be complete and is qualified in its entirety by reference to the Mutual Nondisclosure Agreement and the Joinders, which are filed as Exhibits (d)(4), (d)(5) and (d)(6) to the Schedule TO, respectively, and are incorporated herein by reference.

Exclusivity Agreement

The Company and each of the Supporting Stockholders, on the one hand, and LMTC, on the other hand, entered into an exclusivity agreement (the “Exclusivity Agreement”) dated and effective as of February 12, 2018, whereby, in connection with discussions regarding a possible transaction between the Company and LMTC or one of its affiliates and the requirement to expend a substantial amount of time and resources to evaluate such transaction, the parties to the Exclusivity Agreement agreed that, for the 30 day period from the full execution of the Exclusivity Agreement, the Company and each of the Supporting Stockholders agreed that neither it nor any of its subsidiaries and representatives would, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or knowingly encourage any inquiries or the making of any proposal from a person or group of persons other than Laborie and its affiliates that may constitute, or would reasonably be expected to lead to, any Alternative Transaction (as defined below), (ii) enter into or participate in any discussions or negotiations with any third party regarding an Alternative Transaction, other than to notify such third party that the Company was contractually bound to forego any such discussions or negotiations, (iii) furnish any non-public information relating to the Company or any of its assets or businesses, or afford access to the assets, business, properties, books or records of the Company or any of its subsidiaries to any third party, in all cases for the purpose of assisting with or facilitating an Alternative Transaction, (iv) authorize, consummate, engage in or enter into an Alternative Transaction or any agreement, arrangement or understanding, including, without limitation, any letter of intent, term sheet or other similar document, relating to an Alternative Transaction, or (v) disclose to any person or entity the existence of the Exclusivity Agreement or any of its contents. Under the Exclusivity Agreement, upon execution of the Exclusivity Letter, the Company and each Support Stockholder agreed, and agreed to cause their respective representatives, to terminate any and all existing discussions or negotiations with any third party regarding any Alternative Transaction.

Under the Exclusivity Agreement, an “Alternative Transaction” is defined as (i) any investment in, capital contribution or loan to, or other direct or indirect financing of, the Company, in each case, in which the holders of the majority of the issued and outstanding voting shares of the Company, as of immediately prior to the consummation such applicable transaction is not, following the consummation of such transaction, holding a majority of the issued and outstanding voting shares of the Company, (ii) any merger, consolidation, stock sale, share exchange, recapitalization, reorganization, liquidation, dissolution or other similar transaction involving the direct or indirect acquisition of the Company, including any sale of securities between the current owners or a sale by current owners to a third party, (iii) any direct or indirect sale, license or other disposition of all or substantially all of assets of the Company determined on a consolidated basis, or (iv) any similar arrangement, transaction or business combination involving all or materially all of the Company, determined on a consolidated basis (or any direct or indirect subsidiary thereof, if such subsidiary constitutes a material portion of the business).

This summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (d)(9) to the Schedule TO and incorporated herein by reference.

12. Purpose of the Offer; Plans for the Company.

Purpose of the Offer. The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, the Company. The Offer is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, Purchaser intends to complete the Merger as promptly as practicable thereafter.

The Company Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. If the Offer is consummated, we do not anticipate seeking the approval of the Company’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the constituent corporation that would otherwise be required to approve a merger for the constituent corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the constituent corporation. Accordingly, if we consummate the Offer, we intend to complete the Merger without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL.

Plans for the Company. In connection with Parent’s consideration of the Offer, Parent is conducting a detailed review of the Company and its assets, operations, properties, products, corporate structure, capitalization, policies, management, and personnel, and Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer. After consummation of the Offer and the Merger, Parent will consider the changes it believes would be desirable in light of the circumstances that exist upon completion of the Merger, and will take whatever actions it deems appropriate to integrate the business, operations, and personnel of the Company into the business of Parent. Parent will continue to evaluate and refine such plan and may make changes to it as additional information is obtained.

Except as set forth in this Offer to Purchase and the Merger Agreement, which reflect certain significant anticipated changes to the Company upon completion of the Merger, Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any change in the Company Board or management of the Company, (iii) any material change in the Company’s capitalization or dividend policy, (iv) any other material change in the Company’s corporate structure or business, (v) any class of equity securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted on an automated quotations system operated by a national securities association, or becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, (vi) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act, (vii) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, or (ix) any change in the Company’s charter, bylaws, or other governing instruments or other actions that could impede the acquisition of control of the Company.

13. Certain Effects of the Offer.

It is expected that the Merger will be consummated pursuant to Section 251(h) of the DGCL promptly after the consummation of the Offer. Immediately following the Merger, all of the outstanding shares of the Company’s common stock will be held by Parent.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the Nasdaq Capital Market if, among other things, the Company does not meet the requirements for the number of publicly held Shares, the aggregate market value of the publicly held Shares or the number of market makers for the Shares. Parent will seek to cause the listing of Shares on the Nasdaq Capital Market to be discontinued as soon after the consummation of the Offer as the requirements for termination of the listing are satisfied.

If the Nasdaq Capital Market were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations of the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act, and other factors.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit based on the use of Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on the Nasdaq Capital Market. We intend to cause the delisting of the Shares from the Nasdaq Capital Market and the termination of the registration of the Shares under the Exchange Act as soon after completion of the Merger as the requirements for such delisting and termination of registration are satisfied.

14. Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, the Company will not declare, pay, commit to, approve, or undertake any obligation of any other kind for the payment by the Company or any of the subsidiaries of the Company of a bonus, commission or other additional salary, compensation or employee benefits to any such person (including under any profit sharing, management by objectives, incentive, gainsharing, competency or performance plan).

15. Conditions of the Offer.

For purposes of this Section 15, capitalized terms used in this Section 15 and defined in the Merger Agreement have the meanings set forth in the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions below. Notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser shall not be required to, and Parent shall not be obligated to cause Purchaser to, accept for payment, and, subject to the rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act) shall not be obligated to pay for, and may delay the acceptance for payment of or payment for, any validly tendered Shares pursuant to the Offer, if:

•	there shall not have been validly tendered and not validly withdrawn pursuant to the Offer that number of Shares (not including any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received by the depositary for the Offer in full settlement or satisfaction of such guarantee) that, when added to the Shares then owned by Purchaser, would represent one Share more than one half of all Shares outstanding immediately prior to the Offer Acceptance Time (for the avoidance of doubt, including in the number of Shares outstanding immediately prior to the Offer Acceptance Time, (i) to the extent the Company has received a notice of conversion with respect to any Company Options prior to the Offer Acceptance Time, the Shares that the Company would be required to issue upon the exercise of such Company Options and (ii) any restricted shares) (the “Minimum Condition”);

•	immediately prior to the expiration of the Offer, any of the following conditions shall not have been satisfied (or, to the extent permitted under the Merger Agreement and applicable law, waived):

•

(i) certain of the Company’s representations and warranties regarding its capitalization shall be accurate in all respects as of the date of the Merger Agreement, and shall be accurate in all respects at and as of the Expiration Date, as if made as of such Expiration Date (other than such inaccuracies as to the equity capitalization of the Company that do not, individually or in the aggregate, increase the aggregate consideration required to be paid by Parent or Purchaser under the Merger Agreement by more than a de minimis amount); (ii) certain of the Company’s representations and warranties regarding its capitalization, its corporate authority to enter into, and due authorization of, the Merger Agreement, finders and brokers and the inapplicability of takeover laws shall have been accurate, in all material respects, as of the date of the Merger Agreement, and shall be accurate, in all material respects, at and as of the Expiration Date as if made on and as of such Expiration Date (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Company Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties will be disregarded and (B) the truth and correctness of those representations and warranties that address matters only as of a specific date will be measured only as of such date) ; and (iii) the other representations and warranties of the Company set forth in the Merger Agreement shall have been accurate in all respects as of the date the Merger Agreement, and shall be accurate in all respects at and as of the Expiration Date as if made on and as of such Expiration Date, except that any inaccuracies in such representations and warranties shall be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute a Company Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Company Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties will be disregarded and (B) the truth and correctness of those representations and warranties that address matters only as of a specific date will be measured only as of such date);

•	the Company shall have performed or complied, in all material respects, with all covenants and obligations that the Company is required to comply with or to perform under the Merger Agreement prior to the Expiration Date;

•	Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company to the effect that the conditions in the foregoing two paragraphs have been satisfied;

•	since the date of the Merger Agreement, there shall not have occurred a Company Material Adverse Effect (whether or not effects occurring prior to the execution and delivery of the Merger Agreement cause or contributed to the occurrence of such Company Material Adverse Effect);

•	there shall not have been issued by any governmental entity of competent jurisdiction or remain in effect any temporary restraining order, preliminary or permanent injunction or other order (i) preventing the acceptance for payment of, or payment for, Shares or the consummation of the Offer or the Merger, (ii) restraining or prohibiting Parent’s or its affiliates ownership or operation of the business of the Company or any of its subsidiaries, or of Parent or its affiliates, or compelling Parent or any of its affiliates to dispose of or hold separate all or any portion of the business or assets of the Company or any of its subsidiaries or of Parent or its affiliates or (iii) imposing or confirming material limitations on the ability of Parent or any of its affiliates effectively to exercise full rights of ownership of the Shares (such restraints under clauses (i), (ii) and (iii), the “Governmental Restraints Paragraph”);

•	there shall not have been any law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental entity, or any action by any governmental entity, other than the application to the Offer or the Merger of the applicable waiting periods under the HSR Act, which would have any of the effects referred to in clause (i) of the Governmental Restraints Paragraph;

•	there shall not be pending any legal proceeding brought by a governmental entity having authority over Parent, Purchaser or the Company wherein a judgment would have any of the effects referred to in the Governmental Restraints Paragraph;

•	the waiting period under the HSR Act applicable to the transactions contemplated by the Merger Agreement shall have expired or been terminated (this paragraph, together with the immediately preceding paragraph and clauses (ii) and (iii) of the Governmental Restraints Paragraph, the “Governmental Restraints Conditions”); or

•	(i) a Company Change of Recommendation shall not have occurred, and (ii) the Company shall not have approved, endorsed or recommended a Company Competing Proposal; or

•	the Merger Agreement shall not have been terminated in accordance with its terms and the Offer shall not have been terminated in accordance with the terms of the Merger Agreement.

The foregoing conditions are for the sole benefit of Parent and Purchaser and may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser; provided, however, that the Minimum Condition may be waived by Parent and Purchaser only with the prior written consent of the Company, which may be granted or withheld in the Company’s sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition) may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

16. Certain Legal Matters; Regulatory Approvals.

General. Based on our examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that would be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below in this Section 16, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our purchase of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except for takeover laws in jurisdictions other than Delaware as described under “State Takeover Laws”, such approval or other action will be sought. However, except for observance of the waiting periods and the obtaining of the required approvals summarized under “Antitrust Compliance” in this Section 16, we do not anticipate delaying the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or action, if needed, will be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business or that certain parts of the Company’s business might not have to be disposed of or held separate, any of which may give us the right to terminate the Offer at any Expiration Date without accepting for payment any Shares validly tendered (and not withdrawn) pursuant to the Offer. Our obligation under the Offer to accept for payment and pay for Shares is subject to the Offer Conditions, including, among other conditions, the Antitrust Condition. See Section 15 – “Conditions of the Offer”.

Compliance with the HSR Act. Under the HSR Act and the rules and regulations promulgated by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (referred to as “Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated. Pursuant to the Merger Agreement, Parent and the Company each filed such Premerger Notification and Report Forms on March 16, 2018. If, within the 15 calendar day waiting period (which is set to expire at 11:59 P.M., New York City time, on April 2, 2018), either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or with the consent of Parent. In practice, complying with a Second Request can take a significant period of time. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger (which we expect to be the case if the Offer is consummated, given the Minimum Condition). Additionally, if the Offer is not consummated, but the Merger nevertheless proceeds, no additional filing under the HSR Act will be required so long as the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division regulatory investigates the legality under the U.S. federal antitrust laws of Purchaser’s proposed acquisition of the Company. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the reviewing agency has the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Parent, Purchaser, the Company or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any applicable antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 11 — “The Merger Agreement; Other Agreements — Reasonable Best Efforts to Consummate the Merger; Regulatory Filings” and Section 15 — “Conditions of the Offer”.

State Takeover Laws. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who beneficially owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Company Board approved the Merger Agreement on March 11, 2018, and, therefore, Section 203 of the DGCL is inapplicable to the Merger Agreement and the transactions contemplated therein.

A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 – “Conditions of the Offer”.

Legal Proceedings. As of the date of this Offer to Purchase, none of Purchaser, Parent or Investor AB is aware of any material pending legal proceeding relating to the Offer or the Merger.

17. Appraisal Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is completed, the holders of Shares who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter lose their appraisal rights (by withdrawal, failure to perfect, or otherwise), in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of such Shares should recognize that the “fair value” so determined could be higher or lower than, or the same as, the Offer Price. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than the Offer Price.

Section 262 of the DGCL provides that, if a merger was approved pursuant to Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. Assuming the Merger is consummated pursuant to Section 251(h), the Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, assuming the Merger is consummated pursuant to Section 251(h), if a stockholder wishes to elect to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares, but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

18. Fees and Expenses.

Purchaser has retained Broadridge Corporate Issuer Solutions, Inc. to be the Information Agent and the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

Broadridge Corporate Issuer Solutions, Inc. will receive reasonable and customary compensation for its services as the Information Agent and the Depositary in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

None of Parent or Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to Broadridge Corporate Issuer Solutions, Inc. as the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Parent, Purchaser the Depositary or the Information Agent for the purposes of the Offer.

Parent and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed or will file, pursuant to Rule 14d-9 under the Exchange Act, the Schedule 14D-9 with the SEC, together with exhibits, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth in Section 7 – “Certain Information Concerning the Company” above.

Camden Merger Sub, Inc.

March 26, 2018

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER, PARENT

1. PURCHASER

The table below sets forth the name, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years for each director and executive officer of Purchaser . The business address of Purchaser is 400 Avenue D, Suite 10, Williston, Vermont 05495. The telephone number at such office is (800) 522-6743.

None of the directors and executive officers of Purchaser listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name	Present Principal Occupation or Employment and Material Occupations, Positions, offices or Employments for the Past Five Years	Country of Citizenship
Michael Frazzette	Mr. Frazzette is a Director and the President of Camden Merger Sub, Inc. Mr. Frazzette has been the CEO of Laborie since September 2017. Mr. Frazzette’s work experience includes being Group President and Chief Commercial Officer and President—Advanced Surgical Devices at Smith & Nephew Plc from 2011 to 2017.	United States

Walter Stothers	Mr. Stothers is a Director and the Secretary of Camden Merger Sub, Inc. Mr. Stothers has been the Chief Financial Officer of Laborie since December 2016. Mr. Stothers’ work experience includes being Chief Financial Officer of Dynacare, a majority owned subsidiary of Laboratory Corporation of America from 2004 to 2016.	Canada/United Kingdom*

*	Mr. Stothers holds dual citizenship.

2. PARENT

The table below sets forth the name, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent. The business address of Parent is 400 Avenue D, Suite 10, Williston, Vermont 05495. The telephone number at such office is (800) 522-6743.

None of the directors and executive officers of Parent listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. Except as noted below, the directors and executive officers listed below are citizens of the United States.

Name	Present Principal Occupation or Employment and Material Occupations, Positions, Offices or Employments for the Past Five Years	Country of Citizenship
Michael Frazzette	Mr. Frazzette is a Director and the CEO of LM US Parent, Inc. Mr. Frazzette has been the CEO of Laborie since September 2017. Mr. Frazzette’s work experience includes Group President and Chief Commercial Officer and President—Advanced Surgical Devices at Smith & Nephew Plc from 2011 to 2017.	United States

Walter Stothers	Mr. Stothers is a Director and the Chief Financial Officer of LM US Parent, Inc. Mr. Stothers has been the Chief Financial Officer of Laborie since December 2016. Mr. Stothers’ work experience includes Chief Financial Officer of Dynacare, a majority owned subsidiary of Laboratory Corporation of America from 2004 to 2016.	Canada/United Kingdom*

Marina Katsimitsoulias	Ms. Katsimitsoulias is the Secretary of LM US Parent, Inc. Ms. Katsimitsoulias has been the Corporate Controller of Laborie since February 2018. Ms. Katsimitsoulias’ work experience includes Corporate Controller of Dynacare, a majority owned subsidiary of Laboratory Corporation of America from 2013 to 2018.	Canada/Greece**

*	Mr. Stothers holds dual citizenship
**Ms.	Katsimitoulias holds dual citizenship.

3. INVESTOR AB

The table below sets forth the name, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Investor AB. The business address of Investor AB is Arsenalsgatan 8c, SE-103 32, Stockholm, Sweden. The telephone number at such office is +46 8 614 20 00.

None of the directors and executive officers of Investor AB listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. Except as noted below, the directors and executive officers listed below are citizens of the United States.

Name	Present Principal Occupation or Employment and Material Occupations, Positions, Offices or Employments for the Past Five Years	Country of Citizenship
Jacob Wallenberg	Mr. Wallenberg is Chairperson of Investor AB. Mr. Wallenberg’s work experience includes the following positions: Chairperson of Skandinaviska Enskilda Banken AB (“SEB”); Vice Chairperson of Atlas Copco AB (“Atlas”), Investor AB and Stora; President and CEO of SEB; Director of The Coca-Cola Company, Electrolux AB (“Electrolux”), Stockholm Chamber	Sweden

Name	Present Principal Occupation or Employment and Material Occupations, Positions, Offices or Employments for the Past Five Years	Country of Citizenship
of Commerce, Stora, WM-data; and Executive Vice President and CFO of Investor AB

Marcus Wallenberg	Mr. Wallenberg is Vice Chairperson of Investor AB. Mr. Wallenberg’s work experience includes the following positions: Chairman of Electrolux, International Chamber of Commerce, and LKAB; President and CEO of Investor AB; Executive Vice President of Investor AB; and Director of Citibank (New York), Citicorp (Hong Kong), Deutsche Bank (Germany), EQT Holdings, SEB (Stockholm, London), S G Warburg Co (London), Stora Feldmühle (Germany), and Stora Enso.	Sweden

Josef Ackermann	Mr. Ackermann is a Director of Investor AB. Mr. Ackermann’s work experience includes the following positions: Chairperson of Zurich Insurance Group; Chairperson Management Board and the Group Executive Committee at Deutsche Bank; and President Executive Board at Schweizerische Kreditanstalt.	Switzerland

Gunnar Brock	Mr. Brock is a Director of Investor AB. Mr. Brock’s work experience includes the following positions: Chairperson of Rolling Optics AB and Stora Enso Oyj; CEO of Alfa Laval, Atlas, Tetra Pak Group of companies, and Thule International; and Director of Lego, SOS Childrens Villages Sweden, and Total.	Sweden

Johan Forssell	Mr. Forssell is a Director and President and CEO of Investor AB; Mr. Forssell has been CEO since 2015 and employed with Investor AB since 1995	Sweden

Magdalena Gerger	Ms. Gerger is a Director of Investor AB. Ms. Gerger is currently the president and CEO of Systembolaget AB. Ms. Gerger’s work experience includes the following positions: Chairman of IQ-initiativet AB; Director of Husqvarna AB, IKEA (Ingka Holding), and Svenska Spel; Vice President of Arla Foods; Management consultant of Futoria AB; Category Director of Nestle UK Ltd; and Marketing Director of ICI Paints and Proctor & Gamble.	Sweden

Tom Johnstone, CBE	Mr. Johnstone is a Director of Investor AB. Mr. Johnstone’s work experience includes the following positions: President and CEO, Executive Vice President, and President—Automotive Division of AB SKF (“SKF”); and Director of SKF, Electrolux, and The Association of Swedish Engineering Industries.	United Kingdom

Name	Present Principal Occupation or Employment and Material Occupations, Positions, Offices or Employments for the Past Five Years	Country of Citizenship
Grace Reksten Skaugen	Ms. Skaugen is a Director of Investor AB. Ms. Skaugen’s work experience includes the following positions: Chairperson of Entra Eiendom AS and Ferd Holding AS; Deputy Chairperson of Statoil; Director of Atlas, Corporate Finance Enskilda Securities (Oslo), Opera Software ASA, Renewable Energy Corporation ASA, Storebrand ASA, and Tandberg ASA; Consultant at Argentum Fondinvesteringar AS; Special Project Advisor of AS Aircontractgruppen (Oslo); Venture Capital Consultant of Fearnley Finance Ltd (London); and Microelectronics Research Officer at Columbia University (New York).	Norway

Hans Stråberg	Mr. Stråberg is a Director of Investor AB. Mr. Stråberg’s work experience includes the following positions: President and CEO, Chief Operating Officer, Executive Vice President, Head of Floor Care Products and Small Appliances, Executive Vice President, and Head of Product Division/Area at Electrolux; Director of Consilio International AB, The Confederation of Swedish Enterprise, and The Association of Swedish Engineering Industries; and Assistant of Technical Attaché at The Swedish Embassy.	Sweden

Lena Treschow Torell	Ms. Torell is a Director of Investor AB. Ms. Torell’s work experience includes the following positions: Chairperson of Euro-CASE; Chairperson and President of the Royal Swedish Academy of Engineering Sciences; Director of Gambro AB, Getinge AB, Imego AB, IRECO Holding AB, Micronic Mydata AB, Saab, SKF, Telefonaktiebolaget LM, Ericsson, and ÅF; Research Director at Joint Research Centre, European Commission (Brussels); and Professor in Physics at Chalmers University of Technology, Gothenburg.	Sweden

Sara Öhrvall	Ms. Öhrvall is a Director of Investor AB. Ms. Öhrvall is currently the Co-Founder and Senior Advisor of Mindmill Network. Ms Öhrvall’s work experience includes the following positions: Chairman of Newsmill, Workey, and Feber; Director of Adlibris, Bonnier Publications, Dagens Industri, Lunarstorm, Mag+. SF Bio, and TV4; Senior Vice President and member of Management Group of Bonnier AB; Founder and CEO of Ninety Concept Development; Partner and CEO of Differ; and Manager at Volvo Cars Corporation (Brussels), Volvo Car Asia (Singapore), and Toyota Motor Corporation (Tokyo).	Sweden

Name	Present Principal Occupation or Employment and Material Occupations, Positions, Offices or Employments for the Past Five Years	Country of Citizenship
Petra Hedengran	General Counsel, Head of Corporate Governance of Investor AB; Ms. Hedengran has been a member of the Management Group and employed with Investor AB since 2007.	Sweden

Daniel Nodhäll	Mr. Nodhäll is Head of Listed Core Investments of Investor AB; Mr. Nodhäll has been a member of the Management Group since 2015 and employed with Investor AB since 2002.	Sweden

Helena Saxon	Ms. Saxon is Chief Financial Officer of Investor AB; Ms. Saxon has been a member of the Management Group since 2015 and employed with Investor AB since 1997.	Sweden

Stefan Stern	Mr. Stern is Head of Corporate Relations, Sustainability and Communications of Investor AB; Mr. Stern has been a member of the Management Group since 2015 and employed with Investor AB since 2013.	Sweden

Jessica Häggström	Ms. Häggström is Head of Human Resources of Investor AB. Ms. Häggström has been head of Human Resources and employed with Investor AB since 2017. Ms. Häggström’s work experience includes Head of HR R&D Business Unit IT & Cloud, Head of Talent Effectiveness, and Head of HR Finance at Ericsson and a Consultant at Watson Wyatt.	Sweden

Christian Cederholm	Mr. Cederholm is Co-Head of Patricia Industries, Nordics; Mr. Cederholm has been part of the Extended Management Group since 2017 and employed with Investor AB since 2001.	Sweden

Noah Walley	Mr. Walley is Co-Head of Patricia Industries, North America; Mr. Walley has been part of the Extended Management Group of since 2017 and employed with Investor AB since 2003.	United States / United Kingdom*

*	Mr. Walley holds dual citizenship.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent by each holder or such holder’s broker, dealer, commercial bank, trust company or other nominee to Broadridge Corporate Issuer Solutions, Inc., as the Depositary, at one of its addresses set forth below:

The Depositary for the Offer is:

By Registered or Certified Mail:	By Hand or Overnight Courier:

Broadridge, Inc. Attn: BCIS Re-Organization Dept. P.O. Box 1317 Brentwood, NY 11717-0693	Broadridge, Inc. Attn: BCIS IWS 51 Mercedes Way Edgewood, NY 11717

Questions or requests for assistance may be directed to Broadridge Corporate Issuer Solutions, Inc., as the Information Agent, at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

Broadridge, Inc.

Attn: BCIS IWS

51 Mercedes Way

Edgewood, NY 11717

All Holders Call Toll Free: (866) 321-8022

Or Via Email: shareholder@broadridge.com